

# 12.31.13

## ANNUAL REPORT

## ANCORA
### FUNDS

# INTRODUCTION

TABLE OF CONTENTS

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This report and the financial statements contained herein are provided for the
general information of the shareholders of the Ancora Funds. Investors should
carefully consider before investing each Fund's investment objective, risks and
expenses. For a prospectus, which contains that information and more information
about each Fund, please call 866-626-2672 or visit our website at
www.ancorafunds.com. Please read it carefully before you invest or send money.

# INTRODUCTION

LETTER TO SHAREHOLDERS

Dear Shareholder:

Brief Commentary
Depending upon the mix of investments in your portfolio 2013 was either a very good or a very bad year. Equity investors enjoyed returns exceeding 30% while income investors seeking reasonable yield from their portfolio ended the year losing a portion of their principal. The disparities were not confined to the investment world alone, however.

It was a year in which the traditional standards of our political and social lives came under attack while balance sheets and income statements gained strength and endurance. While most of the developed world seemed intent on expanding the economic pie, the growing discussion here at home, in the United States, was how to divide it up.

To a large extent the future of American prosperity will depend on not only how, but on how many of these disparities are resolved. For example, the great debate of 2013 has focused on the growing gap in income and wealth between the successful entrepreneur and the working classes. There seems to be little debate over the fact that a fading middle class is bad for society at all levels, not the least of which is the impact on the GDP. What to do about it is the real issue.

What amazes me in this whole discussion is how acceptable it has become to blame those who are successful, attributing very little, for example, to the fact that the quality of the American educational system, and the ultimate skills derived thereof, has dropped to 27[th] place in the world. This is not the formula for success where a more highly educated global worker is also armed with competing technology.

We can no longer count solely on a growing economy to make our investment decisions. As we look for investment opportunity in future years, it would be prudent to not only be aware of the disparities which surround our lives, but to understand the outcomes as these disparities move towards resolution.

Ancora Income Fund
Although the Ancora Income Fund did not produce a positive total return for 2013, the underperformance was relatively small compared to the total return of the Intermediate Term Bond Index. For the year the Ancora Income Fund Class I shares declined 2.71% and the Class C shares declined 3.51% compared to the Barclay's Aggregate Bond Index which fell 2.02%. Moreover, when viewed over the two years ending December, 2013, Ancora Income Fund Class I shares produced total return exceeding 4.20% which is well in excess of the Index which increased 2.10% over that same period.

The decline in 2013 was primarily the result of extending the duration of the portfolio early in the year in order to maintain the high portfolio yield. Duration is a measurement of decline when interest rates increase and vice versa when interest rates fall. A duration of "5" for example, means that the portfolio would decline approximately 5% in value if the interest rate increased 1%. When rates spiked in May of last year, and continued to increase throughout the summer, the shares of Ancora Income Fund fell nearly 9%, substantially offset, of course, by our generous dividend. To maintain that dividend we had let the duration increase from 3.5 to about 7.

# INTRODUCTION

Based upon its 3 year and 5 year performance, in November, Morningstar gave the Ancora Income Fund its highest 5 star rating, placing our Fund in the top 10% of all Investment Grade Intermediate Term Bond Funds. Within days of this achievement the Fund was moved into a Preferred Stock category and has subsequently been switched to a MultiSector Bond category which includes government bonds, foreign bonds and junk bonds. We do not believe either of these categories are appropriate given the funds characteristics and as a result we continue to work with Morningstar in an attempt to return the fund to the proper category with the appropriate ranking.

Ancora Equity Fund
In 2013, the Ancora Equity Fund performed in line with the S&P 500 Index, gaining 32.48% for the Class I shares and 31.47% for the Class C shares versus the index which rose 32.39%. Being fully invested throughout the year and avoiding overexposure to Utilities and REIT's were the keys to performance.

Celgene, Disney, Ameriprise Financial and Parker Hannifin performed particularly well indicating that diversity was important while Pfizer, Teva Pharmaceuticals, Apache, IBM, and EMC lagged the market indicating that revenue growth, or lack thereof, was just as important a metric as earnings.

Ancora/Thelen Small Mid Cap Fund
Our strategy fully participated in the strong market performance in 2013. The Ancora/Thelen Small Mid Cap Fund Class I and Class C shares returned 34.04% and 32.84%, respectively, approximating the Russell 2500 Index's return of 33.36% since the inception of the fund on January 2, 2013 through the period ending December 31, 2013. Relative outperformance was generated in five of the nine major industry sectors, led by Consumer Discretionary and Consumer Staples. The average stock in each of these sectors increased more than 50% for the year. Weakest sectors included Energy and Industrials.

The best performing stocks for the year included Krispy Kreme Doughnuts, Inc., the operator of specialty doughnut shops in the U.S. and abroad; Tuesday Morning Corporation, a retailer specializing in closeout high end merchandise; and Corvel Corporation, a specialty medical services company. Each of these stocks increased more than 100% in 2013. Krispy Kreme Doughnuts benefited from the successful rollout of a beverage program and a renewed focus on unit level restaurant growth with the introduction of a smaller format. Tuesday Morning showed strong same store sales growth after years of stagnation as a new management team took over and has upgraded the merchandise assortment. Finally, Corvel Corporation showed very strong earnings growth during the year. The Company's proprietary hospital line item bill review service is experiencing increased demand as health insurers respond to the Affordable Care Act.

The largest detractor of value for the year was ADT Corporation, the home and business security provider which was spun off from Tyco International in October, 2012. The stock declined 12% during the year as the Company lowered its cash flow and earnings growth estimates slightly due to higher home sales causing more service disconnections. The second largest detractor was cash, which, though it averaged less than 5% of the total portfolio, was still a large drag on performance in a very strong market.

After two very strong years of market performance for small and mid-cap stocks, there continues to be stocks that fit into our defined categories; special situations, underfollowed stocks, and franchise companies when the stocks are temporarily cheap. We will continue to

# INTRODUCTION

## LETTER TO SHAREHOLDERS (CONTINUED)

focus our attention on these opportunities. This focused strategy has worked well in a variety of economic and market environments.

Ancora Microcap Fund

While the Ancora Microcap Fund produced strong absolute returns in 2013, up 36.32% for the Class I shares and up 35.00% for the Class C shares, it was not sufficient to keep pace with the Russell Microcap index which was one of the best performing sectors at + 45.64%. The two main reasons for the shortfall were: 1) The exceptional performance of small biotech stocks (e.g. the I shares NASDAQ biotech ETF was up 63%). Since most biotech stocks do not meet the criteria of our value discipline we did not participate in the rapid rise of this volatile sector. 2) Our average cash reserve which was between 5 and 10%, while not exceptionally large can result in a significant drag relative to an index which is up over 40%.

In addition, with interest rates remaining low in 2013, many stocks with high debt levels benefited both earnings wise and stock price wise. We believe that in the long run our discipline of sticking with low debt, high cash companies will provide better returns with less ultimate risk.

The stocks that benefited the portfolio's performance the most during 2013 were Albany Molecular, Medical Action Industries, United Insurance, Amtech Systems and Perceptron. Like our portfolio in general, it was a diverse group industry wise. On the flip side, those stocks which detracted from the portfolio's results the most were Jakk's Pacific, Aviat Networks, Kid Brands, Vaalco energy and Cobra. All of which reported disappointing earnings during the year.

The fund remains well diversified with our largest sector exposures being Technology (20.52%), Consumer products (19.51%) and healthcare (13.36%).

Ancora Special Opportunity Fund

The Special Opportunity Fund seeks out investments which possess a probability of a transforming event to take place. That event could take the form of a buyout, merger, financial restructuring, organization restructuring, business recovery or a new product launch. Almost all of the securities in the portfolio possess one or more of these characteristics.

For 2013, Ancora Special Opportunity gained 31.32% for the Class I shares and 30.21% for the Class C shares versus the Wilshire 5000 Index which gained 33.10%. Shares of Capstone Turbine, Metalico, Daktronics, and Albany Molecular performed particularly well, while St. Joseph, Weatherford, Mace and Leucadia lagged the market. Shares of many closed-end funds fell to large discounts from NAV and were added to our portfolio throughout the year.

Sincerely,

Richard A Barone
Chairman

# ANCORA INCOME FUND

INVESTMENT OBJECTIVE:

**THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.**

PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors
————————————

NET ASSETS:

$22.3 MILLION*
————————————

INCEPTION DATE:

JANUARY 5, 2004
————————————

TICKERS:

CLASS C – ANICX
CLASS I – AAIIX
————————————

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of December 31, 2013

### TOP HOLDINGS: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| MFS Intermediate Income Trust | 5.02% |
| The GDL Fund | 4.98% |
| Legg Mason BW Global Income Opp. Fund | 4.56% |
| Gabelli Dividend & Income Trust PFD A | 4.14% |
| Strategic Global Income Fund. Inc. | 3.46% |
| John Hancock Patriot Premium Div.Fund II | 3.45% |
| MVC Capital, Inc. 7.25% 1/15/23 Series | 3.40% |
| Public Storage Pfd X 5.2% | 2.98% |
| Prudential Financial, Inc. 5.70% 3/15/53 | 2.82% |
| AllianceBernstein Income Fund, Inc. | 2.57% |

### SECTOR DIVERSIFICATION: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Direct Trust Certificates | 36.00% |
| Third Party Bond Trust Certificates | 3.86% |
| Closed-End Income Funds | 25.20% |
| Closed-End Fund, Senior Securities | 11.87% |
| Traditional Preferred | 3.87% |
| REIT Preferred Shares | 17.31% |
| Money Market Securities | 1.50% |
| Other | 0.40% |

### TOTAL RETURNS: DECEMBER 31, 2013 [d]

| | ONE YEAR | THREE YEARS | FIVE YEARS | SINCE INCEP [a] |
|---|---|---|---|---|
| ANCORA INCOME FUND - C[b] | (3.51)% | 3.45% | 9.18% | 4.29% |
| ANCORA INCOME FUND - I[b] | (2.71)% | 3.92% | 9.58% | 4.61% |
| BARCLAY's AGG. INDEX[c] | (2.02)% | 3.00% | 4.29% | 4.43% |

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

*The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.*

# ANCORA INCOME FUND

## PERFORMANCE ILLUSTRATION (UNAUDITED)



**Growth of a $1,000,000 Investment**

— Ancora Income Fund - Class I    ---- Barclay Agg. Index

in $1,000's

\* Inception: 1/5/04

*The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

# ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS

|  | Shares | Value |
|---|---:|---:|
| **Corporate Bond Trust Certificates - 39.85%** | | |
| | | |
| **Direct Trust Certificates – 36.0%** | | |
| Affiliated Managers Group, Inc. Sr Nt Exp 10/15/22 - 5.25% | 12,500 | $ 319,081 |
| Aflac Inc. Sub Dep Exp 9/15/52 - 5.50% | 12,000 | 254,640 |
| American Finl Group Inc. Ohio Sr Nt Exp 8/25/42 - 5.75% | 12,500 | 266,750 |
| Ares Capital Corp. Sr Nt 10/1/22 - 5.875% | 12,500 | 311,250 |
| Aviva Plc Cap Sec 12/1/41 - 8.25% | 10,000 | 274,000 |
| Citigroup, Inc. Pfd Ser C - 5.8% | 20,000 | 424,800 |
| Dynex Cap Inc. Pfd Ser B - 7.625% | 12,000 | 245,220 |
| Entergy LA LLC 6/1/63 Pfd - 4.7% | 25,000 | 483,750 |
| Full Circle Capital Corp. 6/30/20 - 8.25% | 14,000 | 367,219 |
| Hercules Technology Growth Cap Sr NT 9/30/19 - 7.0% | 13,000 | 330,200 |
| KKR Financial Holdings Pfd Ser A - 7.375% | 10,000 | 241,000 |
| Merrill Lynch Preferred D - 7.0% | 12,000 | 301,560 |
| MVC Capital, Inc. 1/15/23 Series - 7.25% | 30,000 | 753,600 |
| Privatebancorp, Inc. 10/30/42 - 7.125% | 4,500 | 107,100 |
| Protective Life Corp. ser 9/1/42 - 6.0% | 25,000 | 530,250 |
| Prudential Financial, Inc. Jr Sub Nt 3/15/53 - 5.70% | 30,000 | 625,200 |
| Qwest Corp. 6/1/53 - 6.125% | 14,000 | 265,300 |
| Saratoga Investment Corp. 5/31/20 - 7.50% | 18,200 | 462,098 |
| Selective Ins Group Inc. Sr Nt 2/9/43 - 5.875% | 15,000 | 296,550 |
| Stanley Black & Decker Inc. 7/25/52 - 5.75% | 25,000 | 534,500 |
| Torchmark Corp. 12/15/52 - 5.875% | 17,500 | 379,575 |
| W.R. Berkley Corp. Pfd 4/30/53 - 5.625% | 12,000 | 247,320 |
| | | 8,020,963 |
| | | |
| **Third Party Bond Trust Certificates - 3.85%** | | |
| PreferredPlus Tr Ser Ver 1 Tr CTF Cl A 12/01/30 - 7.625% | 21,267 | 557,834 |
| Strats Tr Goldman Sachs Group 2/15/33 - 7.50% | 20,000 | 302,000 |
| | | 859,834 |
| | | |
| **TOTAL CORPORATE BOND TRUST CERTIFICATES** | | |
| **(Cost $9,439,331)** | | 8,880,797 |
| | | |
| **Investment Companies - 37.07%** | | |
| | | |
| **Closed-End Income Funds - 25.2%** | | |
| AllianceBernstein Income Fund, Inc. | 80,000 | $570,400 |
| Blackrock Income Opportunity Trust, Inc. | 30,000 | 291,000 |
| Cutwater Select Income Fund | 16,700 | 305,777 |
| John Hancock Patriot Premium Dividend Fund II | 66,000 | 765,600 |
| Legg Mason BW Global Income Opportunities Fund | 60,000 | 1,012,200 |
| MFS Intermediate Income Trust | 215,000 | 1,113,700 |
| Strategic Global Income Fund, Inc. | 85,000 | 767,550 |
| Wells Fargo Advantage Multi-Sector Income Fund | 16,000 | 224,960 |
| Western Asset/Claymore Inflation-Linked Opportunit | 50,000 | 563,500 |
| | | 5,614,687 |

* See accompanying notes which are an integral part of the financial statements

6

# ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS (CONTINUED)

| | Shares | Value |
|---|---|---|
| **Closed-End Funds, Senior Securities - 11.87%** | | |
| Gabelli Dividend & Income Trust Preferred A - 5.875% | 37,300 | $ 919,441 |
| General American Investors Co. Pfd. Ser B - 5.95% | 5,000 | 126,500 |
| Special Opportunities Fund - 3.0% | 8,000 | 494,400 |
| The GDL Fund Ser B 3/26/18 - 3.0% | 22,000 | 1,104,620 |
| | | 2,644,961 |
| | | |
| **TOTAL INVESTMENT COMPANIES (Cost $8,253,157)** | | 8,259,648 |
| | | |
| **Traditional Preferred- 3.87%** | | |
| Kayne Anderson MLP Investment Co. Pfd Shs 4/1/19 - 4.25% | 10,000 | 252,338 |
| PartnerRe Ltd. Pfd Series F - 5.875% | 10,000 | 202,200 |
| Schwab Charles Corp. Pfd Ser B - 6.0% | 18,500 | 406,815 |
| | | 861,353 |
| | | |
| **TOTAL TRADITIONAL PREFERRED (Cost $949,518)** | | 861,353 |
| | | |
| **REIT Preferred Shares- 17.31%** | | |
| Apollo Coml Real Estate Pfd Ser A - 8.625% | 20,000 | 497,800 |
| Apollo Invt Corp. Sr Nts 7/15/43 - 6.875% | 15,000 | 317,370 |
| Chesapeake Lodging Tr Pfd Ser A - 7.75% | 10,000 | 245,900 |
| Commonwealth REIT - 6.5% | 15,000 | 307,650 |
| Entertainment Properties Pfd Ser F - 6.625% | 12,000 | 254,280 |
| Pebblebrook Hotel Tr Pfd Ser C - 6.50% | 23,000 | 468,549 |
| PS Business Pks Calif Ser U Pfd - 5.75% | 10,000 | 192,101 |
| Public Storage Pfd X - 5.2% | 35,000 | 660,450 |
| Summit Hotel Properties, Inc. Pfd Ser A - 9.25% | 10,000 | 270,300 |
| Summit Hotel Properties, Inc. Pfd Ser B - 7.875% | 5,000 | 119,251 |
| Winthrop Rlty Tr Pfd Shs Int Ser D - 9.25% | 20,000 | 524,200 |
| | | 3,857,851 |
| | | |
| **TOTAL REIT PREFERRED SHARES (Cost $4,065,175)** | | 3,857,851 |
| | | |
| **Money Market Funds - 1.5%** | | |
| | | |
| First American Funds Government Obligation Class Y 0.01% (a) | 333,286 | $333,286 |
| | | |
| **TOTAL MONEY MARKET FUNDS (Cost $333,286)** | | 333,286 |
| | | |
| **TOTAL INVESTMENTS (Cost $23,040,467) 99.6%** | | 22,192,935 |
| | | |
| **Other Assets In Excess of Liabilities - 0.4%** | | 89,835 |
| | | |
| **TOTAL NET ASSETS - 100.00%** | | $22,282,770 |

\* See accompanying notes which are an integral part of the financial statements

(a) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2013.

# ANCORA EQUITY FUND

INVESTMENT OBJECTIVE:

**THE ANCORA EQUITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, A COMBINATION OF CAPITAL APPRECIATION IN THE VALUE OF ITS SHARES AS WELL AS INCOME.**

PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

—————————

NET ASSETS:

$10.1 MILLION*

—————————

INCEPTION DATE:

JANUARY 5, 2004

—————————

TICKERS:

CLASS C – ANQCX
CLASS I – ANQIX

—————————

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of December 31, 2013

### TOP HOLDINGS: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Celgene Corp. | 6.67% |
| Tri Continental Corp. | 5.91% |
| Ameriprise Financial, Inc. | 5.67% |
| Boulder Total Return Fund, Inc. | 5.67% |
| EMC Corp. Massachusetts | 4.96% |
| Corning, Inc. | 4.39% |
| Madison Covered Call & Equity | 4.27% |
| Parker Hannifin Corp | 3.81% |
| Freeport-McMoRan Copper & Gold, Inc. | 3.72% |
| Qualcomm, Inc. | 3.66% |

### SECTOR DIVERSIFICATION: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Basic Materials | 9.19% |
| Energy | 5.88% |
| Entertainment & Media | 2.26% |
| Financial | 12.00% |
| Healthcare | 17.30% |
| Industrial Goods | 7.01% |
| Machinery & Equipment | 7.12% |
| Technology | 21.34% |
| Investment Companies | 15.85% |
| Money Market Securities | 2.02% |
| Other | 0.04% |

### TOTAL RETURNS: DECEMBER 31, 2013 [d]

| | ONE YEAR | THREE YEARS | FIVE YEARS | SINCE INCEP [a] |
|---|---|---|---|---|
| ANCORA EQUITY FUND - C[b] | 31.47% | 11.04% | 14.30% | 5.95% |
| ANCORA EQUITY FUND - I[b] | 32.48% | 11.70% | 14.88% | 6.51% |
| S&P 500 INDEX[c] | 32.39% | 16.18% | 17.94% | 7.44% |

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The S&P 500 Index, an unmanaged index, consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted
d) Data is unaudited.

*The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672*

# ANCORA EQUITY FUND

## PERFORMANCE ILLUSTRATION (UNAUDITED)



**Growth of a $1,000,000 Investment**

* Inception: 1/5/04

*The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

# ANCORA EQUITY FUND

SCHEDULE OF INVESTMENTS

| | Shares | Value |
|---|---|---|
| **Common Stocks - 82.09%** | | |
| **Basic Materials - 9.19%** | | |
| Alcoa, Inc. | 30,000 | $ 318,900 |
| Freeport-McMoRan Copper & Gold, Inc. | 10,000 | 377,400 |
| Mosaic Co. | 5,000 | 236,350 |
| | | 932,650 |
| **Energy - 5.87%** | | |
| Apache Corp. | 4,000 | 343,760 |
| Helmerich & Payne, Inc. | 3,000 | 252,240 |
| | | 596,000 |
| **Entertainment & Media - 2.26%** | | |
| Disney Walt Co. | 3,000 | 229,200 |
| | | 229,200 |
| **Financial  - 12.0%** | | |
| Ameriprise Financial, Inc. | 5,000 | 575,250 |
| Bank of New York Mellon Corp. | 10,000 | 349,400 |
| JP Morgan Chase & Co. | 5,000 | 292,400 |
| | | 1,217,050 |
| **Healthcare - 17.3%** | | |
| Abbott Labratories | 5,000 | 191,650 |
| AbbVie, Inc. | 5,000 | 264,050 |
| Baxter International, Inc. | 3,000 | 208,650 |
| Celgene Corp. (a) | 4,000 | 675,872 |
| Pfizer, Inc. | 7,000 | 214,410 |
| Teva Pharmaceuticals Industries Ltd ADR (c) | 5,000 | 200,400 |
| | | 1,755,032 |
| **Industrial Goods - 7.01%** | | |
| ABB Ltd. Sponsored ADR (c) | 10,000 | 265,600 |
| Corning, Inc. | 25,000 | 445,500 |
| | | 711,100 |
| **Machinery and Equipment - 7.12%** | | |
| General Electric Co | 12,000 | 336,360 |
| Parker Hannifin Corp | 3,000 | 385,920 |
| | | 722,280 |
| **Technology - 21.34%** | | |
| Cisco Systems, Inc. | 12,000 | 269,160 |
| Ebay, Inc. (a) | 5,000 | 274,325 |
| EMC Corp. Massachusetts | 20,000 | 503,000 |
| International Business Machines Corp. | 1,500 | 281,355 |
| Microsoft Corp. | 5,000 | 187,050 |
| Qualcomm, Inc. | 5,000 | 371,250 |
| Thermo Fisher Scientific, Inc. | 2,500 | 278,375 |
| | | 2,164,515 |
| **TOTAL COMMON STOCKS (Cost $5,110,630)** | | 8,327,827 |

* See accompanying notes which are an integral part of the financial statements

# ANCORA EQUITY FUND

SCHEDULE OF INVESTMENTS (CONTINUED)

| | Shares | Value |
|---|---|---|
| **Investment Companies - 15.85%** | | |
| Boulder Total Return Fund, Inc. | 25,000 | $ 575,250 |
| Madison Covered Call & Equity | 53,000 | 433,010 |
| Tri Continental Corp. | 30,000 | 599,400 |
| | | 1,607,660 |
| | | |
| **TOTAL INVESTMENT COMPANIES (Cost $1,073,253)** | | 1,607,660 |
| | | |
| **Money Market Funds - 2.02%** | | |
| First American Funds Government Obligation Class Y 0.01% (b) | 204,662 | 204,662 |
| | | |
| **TOTAL MONEY MARKET FUNDS (Cost $204,662)** | | 204,662 |
| | | |
| **TOTAL INVESTMENTS (Cost $6,388,545)  99.96%** | | 10,140,149 |
| | | |
| **Other Assets In Excess of Liabilities - 0.04%** | | 4,054 |
| | | |
| **TOTAL NET ASSETS - 100.00%** | | $10,144,203 |

* See accompanying notes which are an integral part of the financial statements
(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2013.
(c) ADR - American Depository Receipt

# ANCORA /THELEN SMALL MID CAP FUND

INVESTMENT OBJECTIVE:

**THE ANCORA/THELEN SMALL MID CAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.**

PORTFOLIO MANAGER:

Dan Thelen
Managing Director - Small/Mid
Cap Equities, Ancora Advisors
_____

NET ASSETS:

$44.8 MILLION*
_____

INCEPTION DATE:

JANUARY 2, 2013
_____

TICKERS:

CLASS C – AATCX
CLASS I – AATIX
_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of December 31, 2013

### TOP HOLDINGS: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Tribune Co. | 5.19% |
| Post Holdings, Inc. | 4.36% |
| Liberty Ventures | 4.15% |
| United Online, Inc. | 3.85% |
| Mallinckrodt PLC | 3.27% |
| Digital Generation, Inc. | 3.15% |
| Viad Corp. | 3.10% |
| TFS Financial Corp. | 2.87% |
| Daktronics, Inc. | 2.58% |
| Blackhawk Network Holdings, Inc. | 2.58% |

### SECTOR DIVERSIFICATION: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Basic Materials | 5.86% |
| Consumer Goods | 2.57% |
| Consumer Products & Services | 15.22% |
| Financial | 14.51% |
| Healthcare | 3.52% |
| Industrial Goods | 8.48% |
| Services | 41.71% |
| Technology | 5.91% |
| Money Market Securities | 2.03% |
| Other | 0.18% |

### TOTAL RETURNS: DECEMBER 31, 2013 [d]

| | ONE MONTH | THREE MONTHS | SIX MONTHS | SINCE INCEP[a] |
|---|---|---|---|---|
| ANCORA/THELEN SMALL MID CAP FUND - C[b] | 2.03% | 11.44% | 18.71% | 32.84% |
| ANCORA/THELEN SMALL MID CAP FUND - I[b] | 2.16% | 11.70% | 19.25% | 34.04% |
| RUSSELL 2500 INDEX[c] | 2.54% | 8.67% | 18.53% | 33.36% |

a) Inception data reflects the total return since 01/02/13.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 2500 Index, an unmanaged index, consists of 2500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this Index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

*The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672*

# ANCORA /THELEN SMALL MID CAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



* Inception: 1/2/13

*The chart above assumes an initial investment of $1,000,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

13

# ANCORA /THELEN SMALL MID CAP FUND

SCHEDULE OF INVESTMENTS

| | Shares | Value |
|---|---|---|
| **Common Stocks - 97.79%** | | |
| **Basic Materials - 5.86%** | | |
| Ashland Inc. | 3,400 | $ 329,936 |
| QEP Resources, Inc. | 37,160 | 1,138,954 |
| Royal Gold, Inc. | 3,630 | 167,234 |
| The Scotts Miracle-Gro Co. | 15,920 | 990,542 |
| | | 2,626,666 |
| **Consumer Goods- 2.57%** | | |
| Daktronics, Inc. | 73,570 | 1,153,578 |
| | | 1,153,578 |
| **Consumer Products & Services - 15.22%** | | |
| AT Cross Co. (a) | 11,650 | 253,155 |
| Beam, Inc. | 11,370 | 773,842 |
| Hillshire Brands Co. | 14,170 | 473,845 |
| Hyster-Yale Materials Handling, Inc. | 7,185 | 669,355 |
| Nautilus, Inc. (a) | 30,295 | 255,387 |
| Post Holdings, Inc. (a) | 39,632 | 1,952,669 |
| Spartan Stores, Inc. | 45,350 | 1,101,098 |
| Whitewave Foods Co. (a) | 28,949 | 664,090 |
| Zep, Inc. | 37,410 | 679,366 |
| | | 6,822,807 |
| **Financial  - 14.51%** | | |
| Alexander & Baldwin, Inc. | 7,434 | 310,221 |
| Blackhawk Network Holdings, Inc. (a) | 45,626 | 1,152,513 |
| Corvel Corp. (a) | 19,652 | 917,748 |
| Cyrusone, Inc. | 20,200 | 451,066 |
| Forestar Group, Inc. (a) | 51,220 | 1,089,449 |
| ING U.S., Inc. | 21,200 | 745,180 |
| Rouse Properties, Inc. | 25,025 | 555,305 |
| TFS Financial Corp. (a) | 106,130 | 1,285,765 |
| | | 6,507,247 |
| **Healthcare - 3.52%** | | |
| Mallinckrodt PLC (a) | 27,980 | 1,462,235 |
| Utah Medical Products, Inc. | 2,050 | 117,178 |
| | | 1,579,413 |
| **Industrial Goods - 8.48%** | | |
| Allegion PLC (a) | 23,360 | 1,032,278 |
| Collectors Universe Inc. | 30,234 | 518,513 |
| John Bean Technologies Corp. | 6,455 | 189,325 |
| Manitex International, Inc. (a) | 38,030 | 603,916 |
| Nacco Industries, Inc. | 7,401 | 460,268 |
| Quanex Building Products Corp. | 36,790 | 732,857 |
| Timken Co. | 1,500 | 82,605 |
| Tower International, Inc. (a) | 8,582 | 183,655 |
| | | 3,803,417 |

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (CONTINUED)

| | Shares | Value |
|---|---:|---:|
| **Services- 41.72%** | | |
| ADT Corp. | 24,710 | $ 1,000,014 |
| AMC Networks, Inc. (a) | 5,115 | 348,383 |
| Ascent Capital Group, Inc. (a) | 9,422 | 806,146 |
| CST Brands, Inc. | 15,060 | 553,003 |
| Darden Restaurants, Inc. | 5,000 | 271,850 |
| Digital Generation, Inc. (a) | 110,560 | 1,408,534 |
| FTD Companies, Inc. (a) | 34,828 | 1,134,696 |
| J.C. Penney Company, Inc. (a) | 20,530 | 187,850 |
| John Wiley & Sons, Inc. | 11,962 | 660,302 |
| Krispy Kreme Doughnuts, Inc. (a) | 27,950 | 539,156 |
| Lee Enterprises, Inc. (a) | 189,100 | 656,177 |
| Liberty Interactive Corp. (a) | 32,640 | 957,984 |
| Liberty Media Corp. (a) | 3,290 | 481,301 |
| Liberty Ventures (a) | 15,150 | 1,857,239 |
| Salem Communications Corp. | 55,666 | 484,294 |
| SP Plus Corp (a) | 30,328 | 789,741 |
| Starz - Liberty Capital (a) | 11,500 | 336,260 |
| Tribune Co. (a) | 30,010 | 2,322,774 |
| Tropicana Entertainment, Inc. (a) | 12,850 | 224,875 |
| Tuesday Morning Corp. (a) | 35,671 | 569,309 |
| United Online, Inc. | 125,271 | 1,723,729 |
| Viad Corp. | 50,000 | 1,389,000 |
| | | 18,702,617 |
| **Technology - 5.91%** | | |
| Alteva, Inc. | 5,000 | 40,850 |
| Cincinnati Bell Inc. New Com (a) | 292,790 | 1,042,332 |
| Demand Media, Inc. (a) | 45,688 | 263,620 |
| Polycom, Inc. (a) | 30,250 | 339,707 |
| Science Applications International Corp. | 7,500 | 248,025 |
| TripAdvisor, Inc. (a) | 8,630 | 714,823 |
| | | 2,649,357 |
| **TOTAL COMMON STOCKS (Cost $35,402,786)** | | 43,845,102 |
| **Money Market Funds - 2.03%** | | |
| First American Funds Government Obligation Class Y 0.01% (b) | 912,029 | 912,029 |
| **TOTAL MONEY MARKET FUNDS (Cost $912,029)** | | 912,029 |
| **TOTAL INVESTMENTS (Cost $36,314,815)  99.82%** | | 44,757,131 |
| **Other Assets In Excess of Liabilities - 0.18%** | | 79,402 |
| **TOTAL NET ASSETS - 100.00%** | | $44,836,533 |

\* See accompanying notes which are an integral part of the financial statements
(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2013.

# ANCORA MICROCAP FUND

INVESTMENT OBJECTIVE:

## THE **ANCORA MICROCAP FUND** SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Denis Amato
Managing Director – Microcap
Equities, Ancora Advisors
_____

NET ASSETS:

$11.9 MILLION*
_____

INCEPTION DATE:

SEPTEMBER 2, 2008
_____

TICKERS:

CLASS C – ANCCX
CLASS I – ANCIX
_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of December 31, 2013

### TOP HOLDINGS: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Albany Molecular Research, Inc. | 3.37% |
| Hawaiian Holdings Inc Com | 2.82% |
| Callaway Golf Co. | 2.64% |
| Lakeland Industries, Inc. | 2.41% |
| Imation Corp. | 2.35% |
| Digirad Corp. | 2.35% |
| MVC Capital, Inc. | 2.26% |
| Sanfilippo John B & Son Inc. | 2.18% |
| Medical Action Inds | 2.07% |
| United Insurance Holdings Corp. | 2.06% |

### SECTOR DIVERSIFICATION: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Basic Materials | 4.76% |
| Consumer Products & Services | 19.51% |
| Corporate Services | 6.97% |
| Energy | 2.44% |
| Financial | 12.42% |
| Healthcare | 13.36% |
| Homeland Security | 2.92% |
| Machinery & Equipment | 6.35% |
| Services | 1.06% |
| Technology | 20.52% |
| Transportation | 0.41% |
| Money Market Securities | 9.63% |
| Other | (0.35)% |

### TOTAL RETURNS: DECEMBER 31, 2013 [d]

| | ONE YEAR | THREE YEARS | FIVE YEARS | SINCE INCEP[a] |
|---|---|---|---|---|
| ANCORA MICROCAP FUND - C[b] | 35.00% | 10.09% | 23.73% | 11.16% |
| ANCORA MICROCAP FUND - I[b] | 36.32% | 10.81% | 24.26% | 11.64% |
| RUSSELL MICROCAP INDEX[c] | 45.64% | 16.52% | 21.06% | 10.78% |

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

*The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672*

# ANCORA MICROCAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $1,000,000 Investment

\* Inception: 9/2/08

*The chart above assumes an initial investment of $1,000,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

# ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS

|  | Shares | Value |
|---|---|---|
| **Common Stocks - 90.72%** | | |
| **Basic Materials - 4.76%** | | |
| Landec Corp. (a) | 20,000 | $ 242,400 |
| Penford Corp. (a) | 14,000 | 179,900 |
| Warren Resources, Inc. (a) | 22,500 | 70,650 |
| Zoltek Co. (a) | 4,500 | 75,375 |
| | | 568,325 |
| **Consumer Products & Services - 19.51%** | | |
| Callaway Golf Co. | 37,500 | 316,125 |
| Cobra Electronics Corp. (a) | 45,000 | 135,900 |
| Courier Corp. | 10,000 | 180,900 |
| Emerson Radio Corp. (a) | 41,121 | 78,130 |
| Hooker Furniture Corp. | 5,000 | 83,400 |
| Jakks Pacific, Inc. | 25,000 | 168,000 |
| Kid Brands, Inc. (a) | 60,000 | 61,200 |
| Kimball International, Inc. | 15,000 | 225,450 |
| Lincoln Educational Services Corp. | 22,500 | 112,050 |
| Luby's, Inc. (a) | 20,000 | 154,400 |
| Natuzzi SpA ADR (a)(c) | 73,304 | 189,857 |
| Perma-Fix Environmental Services, Inc. (a) | 22,460 | 69,851 |
| Sanfilippo John B & Son Inc. | 10,549 | 260,349 |
| Stanley Funiture Co. Inc. (a) | 42,379 | 162,735 |
| Tandy Brands Accessories, Inc. (a) | 4,728 | 1,173 |
| Wet Seal, Inc. (a) | 27,500 | 75,075 |
| ZAGG, Inc. (a) | 12,000 | 52,200 |
| | | 2,326,795 |
| **Corporate Services - 6.97%** | | |
| Cross Country Healthcare, Inc. (a) | 10,000 | 99,800 |
| Hawaiian Holdings Inc Com (a) | 35,000 | 337,050 |
| Heidrick & Struggles Intl Inc. | 9,000 | 181,260 |
| Iteris, Inc (a) | 65,000 | 136,500 |
| RCM Technologies, Inc. (a) | 10,980 | 76,640 |
| | | 831,250 |
| **Energy - 2.44%** | | |
| Goodrich Petroleum Corp. (a) | 6,000 | 102,120 |
| Vaalco Energy, Inc. (a) | 27,500 | 189,475 |
| | | 291,595 |
| **Financial - 12.42%** | | |
| Boston Private Financial Holdings, Inc. | 10,000 | 126,200 |
| Calamos Asset Management, Inc | 16,000 | 189,440 |
| Harris & Harris Group, Inc. (a) | 82,542 | 245,975 |
| LNB Bancorp (e) | 10,000 | 100,300 |
| MVC Capital, Inc. | 20,000 | 270,000 |
| State Auto Financial Corp | 7,500 | 159,300 |

# ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS

| | Shares | Value |
|---|---|---|
| **Financial – (Continued)** | | |
| Trustco Bank Corp | 20,000 | $ 143,600 |
| United Insurance Holdings Corp. | 17,500 | 246,400 |
| | | 1,481,215 |
| **Healthcare - 13.36%** | | |
| Albany Molecular Research, Inc. (a) | 40,000 | 403,200 |
| Cryolife Inc | 15,047 | 166,871 |
| Digirad Corp. | 75,892 | 280,800 |
| Heska Corp. (a) | 22,470 | 195,938 |
| Invacare Corp. | 7,500 | 174,075 |
| Medical Action Inds (a) | 29,002 | 248,257 |
| RTI Biologics Inc Com (a) | 35,000 | 123,900 |
| | | 1,593,041 |
| **Homeland Security - 2.92%** | | |
| Lakeland Industries, Inc. (a)(g) | 54,731 | 287,885 |
| Mace Security International, Inc. (a)(d)(f) | 150,000 | 60,750 |
| | | 348,635 |
| **Machinery and Equipment - 6.35%** | | |
| Deswell Industries, Inc. | 22,500 | 50,400 |
| FreightCar America, Inc. | 8,000 | 212,960 |
| Lawson Products, Inc. (a) | 11,040 | 135,240 |
| Lydall, Inc. (a) | 12,500 | 220,250 |
| Perceptron, Inc. | 10,000 | 138,700 |
| | | 757,550 |
| **Services - 1.06%** | | |
| Body Central Corp. (a) | 15,000 | 59,100 |
| Dover Downs Gaming & Entertainment, Inc. (a) | 10,000 | 14,800 |
| Ruby Tuesday, Inc. (a) | 7,500 | 51,975 |
| | | 125,875 |
| **Technology - 20.52%** | | |
| Accelrys, Inc. (a) | 4,002 | 38,179 |
| Alaska Communications Systems Group Inc (a) | 48,781 | 103,416 |
| Amtech Systems, Inc. (a) | 20,860 | 145,186 |
| Aviat Networks, Inc. (a) | 77,500 | 175,150 |
| Axcelis Technologies, Inc. (a) | 90,000 | 219,600 |
| AXT, Inc. (a) | 51,950 | 135,590 |
| BTU International, Inc. (a) | 28,170 | 84,792 |
| Digital Ally, Inc. (a) | 6,044 | 55,544 |
| Electro Scientific Industries, Inc. | 19,500 | 203,970 |
| Frequency Electronics, Inc. (a) | 13,048 | 152,270 |
| Imation Corp. (a) | 60,090 | 281,221 |
| Kopin Corp. (a) | 15,000 | 63,300 |
| Leadis Technology, Inc. (a) | 33,812 | 676 |
| Maxwell Technologies, Inc. (a) | 8,000 | 62,160 |

\* See accompanying notes which are an integral part of the financial statements

# ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS

| | Shares | Value |
|---|---:|---:|
| **Technology – (Continued)** | | |
| Planar Systems, Inc. (a) | 8,000 | $ 20,320 |
| Qumu Corp (a) | 12,500 | 160,000 |
| Realnetworks Inc. (a) | 32,500 | 245,375 |
| Silicon Graphics International Corp. (a) | 8,000 | 107,280 |
| Silicon Image, Inc. (a) | 13,500 | 83,025 |
| Trio Tech International (a) | 13,322 | 44,629 |
| Vicon Industries, Inc. (a) | 15,550 | 47,896 |
| WPCS International Inc (a) | 7,857 | 17,914 |
| | | 2,447,493 |
| | | |
| **Transportation - 0.41%** | | |
| Euroseas, Ltd. | 34,000 | 49,300 |
| | | 49,300 |
| | | |
| **TOTAL COMMON STOCKS (Cost $8,052,408)** | | 10,821,074 |
| | | |
| **Money Market Funds - 9.63%** | | |
| First American Funds Government Obligation Class Y 0.01% (b) | 1,148,206 | 1,148,206 |
| | | |
| **TOTAL MONEY MARKET FUNDS (Cost $1,148,206)** | | 1,148,206 |
| | | |
| **TOTAL INVESTMENTS (Cost $9,200,614)  100.35%** | | 11,969,280 |
| | | |
| **Liabilities In Excess of Other Assets - (0.35)%** | | (41,822) |
| | | |
| **TOTAL NET ASSETS - 100.00%** | | $11,927,458 |

* See accompanying notes which are an integral part of the financial statements
(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2013.
(c) ADR - American Depository Receipt
(d) The Ancora Trust Chariman serves on the Board of Directors of this company.
(e) The CEO of Ancora Advisors serves on the Board of Directors for this company.
(f) The Portfolio Manager of this Fund serves on the Board of Directors for this company.
(g) The Fund owns more than 5% of the outstanding voting shares of the company.

# ANCORA SPECIAL OPPORTUNITY FUND

INVESTMENT OBJECTIVE:

**THE ANCORA SPECIAL OPPORTUNITY FUND** SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.

PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors
————————————

NET ASSETS:

$10.2 MILLION*
————————————

INCEPTION DATE:

JANUARY 5, 2004
————————————

TICKERS:

CLASS C – ANSCX
CLASS I – ANSIX
————————————

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of December 31, 2013

## TOP HOLDINGS: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Mace Security International, Inc. | 10.01% |
| Safeguard Scientifics, Inc. | 5.96% |
| Lakeland Industries, Inc. | 5.20% |
| Special Opportunities Fund, Inc. | 5.18% |
| Citigroup, Inc. | 5.15% |
| Calamos Asset Management, Inc. | 4.80% |
| Leucadia National Corp. | 4.20% |
| Firsthand Technology Value Fund, Inc. | 4.01% |
| Boulder Growth & Income Fund, Inc. | 3.95% |
| American Realty Capital Properties, Inc. | 3.81% |

## SECTOR DIVERSIFICATION: DECEMBER 31, 2013 [d]

| NAME | % OF NET ASSETS |
|---|---|
| Basic Materials | 2.78% |
| Consumer Goods | 3.34% |
| Consumer Products & Services | 0.25% |
| Energy | 2.50% |
| Financial | 18.06% |
| Healthcare | 9.83% |
| Homeland Security | 19.30% |
| Industrial Goods | 8.51% |
| Technology | 2.15% |
| Investment Companies | 24.40% |
| Money Market | 8.26% |
| Other | 0.62% |

## TOTAL RETURNS: DECEMBER 31, 2013 [d]

| | ONE YEAR | THREE YEARS | FIVE YEARS | SINCE INCEP[a] |
|---|---|---|---|---|
| ANCORA SPECIAL OPP - C[b] | 30.21% | 10.43% | 23.33% | 6.09% |
| ANCORA SPECIAL OPP - I[b] | 31.32% | 11.12% | 24.00% | 6.65% |
| WILSHIRE 5000 INDEX[c] | 33.10% | 16.53% | 18.93% | 7.94% |

a) Inception data reflects the annualized return since 01/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

*The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672*

# ANCORA SPECIAL OPPORTUNITY FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)

**Growth of a $1,000,000 Investment**



\* Inception: 1/5/04

*The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

# ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS

| | Shares | Value |
|---|---:|---:|
| **Common Stocks - 66.72%** | | |
| **Basic Materials - 2.78%** | | |
| Agrium Inc. | 2,000 | $   182,960 |
| Richmont Mines, Inc. (a) | 100,000 | 100,000 |
| | | 282,960 |
| **Consumer Goods - 3.34%** | | |
| Daktronics, Inc. | 10,000 | 156,800 |
| Stephan Co. (a)(d) | 155,000 | 182,900 |
| | | 339,700 |
| **Consumer Products & Services- 0.25%** | | |
| Natuzzi SpA ADR (a)(c) | 10,000 | 25,900 |
| | | 25,900 |
| **Energy - 2.5%** | | |
| StealthGas, Inc. (a) | 25,000 | 254,750 |
| | | 254,750 |
| **Financial  - 18.06%** | | |
| AmBase Corp. (a) | 30,000 | 36,000 |
| American Realty Capital Properties, Inc. | 30,000 | 385,530 |
| Calamos Asset Management, Inc | 41,000 | 485,440 |
| Citigroup, Inc. | 10,000 | 521,100 |
| KKR Financial Holdings LLC | 10,000 | 121,900 |
| St. Joe Co. (a) | 15,000 | 287,850 |
| | | 1,837,820 |
| **Healthcare - 9.83%** | | |
| Albany Molecular Research, Inc. (a) | 35,000 | 352,800 |
| Safeguard Scientifics, Inc. (a) | 30,000 | 602,700 |
| Zynex, Inc. (a) | 120,400 | 44,548 |
| | | 1,000,048 |
| **Homeland Security - 19.3%** | | |
| Lakeland Industries, Inc. (a)(f) | 100,000 | 526,000 |
| Leucadia National Corp. | 15,000 | 425,100 |
| Mace Security International, Inc. (a)(d)(e) | 2,500,000 | 1,012,500 |
| | | 1,963,600 |
| **Industrial Goods - 8.51%** | | |
| Allegheny Technologies, Inc. | 5,000 | 178,150 |
| Capstone Turbine Corp. (a) | 100,000 | 129,000 |
| Continental Materials Corp. (a) | 13,000 | 268,970 |
| Metalico, Inc. (a) | 50,000 | 103,500 |
| Weatherford International Ltd. (a) | 12,000 | 185,880 |
| | | 865,500 |
| **Miscellaneous – 0.0%** | | |
| Contra Softbrands, Inc. (a) | 40,000 | 0 |
| | | 0 |

* See accompanying notes which are an integral part of the financial statements

# ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS

| | Shares | Value |
|---|---:|---:|
| **Technology - 2.15%** | | |
| Active Power, Inc. (a) | 20,000 | $ 67,400 |
| Microsoft Corp. | 3,000 | 112,230 |
| Vodafone Group Plc ADR (c) | 1,000 | 39,310 |
| | | 218,940 |
| | | |
| **TOTAL COMMON STOCKS (Cost $5,199,170)** | | 6,789,218 |
| | | |
| **Investment Companies - 24.4%** | | |
| AllianceBernstein Income Fund, Inc. | 45,000 | 320,850 |
| Boulder Growth & Income Fund, Inc. | 49,700 | 399,588 |
| Firsthand Technology Value Fund, Inc. | 17,500 | 405,475 |
| Gabelli Global Deal Fund | 22,000 | 242,440 |
| Madison Covered Call & Equity | 15,000 | 122,550 |
| MFS Intermediate Income Trust | 50,000 | 259,000 |
| Special Opportunities Fund, Inc. | 30,000 | 523,650 |
| Zweig Total Return Fund, Inc. | 15,000 | 209,100 |
| | | 2,482,653 |
| | | |
| **TOTAL INVESTMENT COMPANIES (Cost $2,092,495)** | | 2,482,653 |
| | | |
| **Money Market Funds - 8.26%** | | |
| First American Funds Government Obligation Class Y 0.01% (b) | 840,903 | 840,903 |
| | | |
| **TOTAL MONEY MARKET FUNDS (Cost $840,903)** | | 840,903 |
| | | |
| **TOTAL INVESTMENTS (Cost $8,132,568)  99.38%** | | 10,112,774 |
| | | |
| **Other Assets In Excess of Liabilities - 0.62%** | | 62,751 |
| | | |
| **TOTAL NET ASSETS - 100.00%** | | $10,175,525 |

* See accompanying notes which are an integral part of the financial statements
(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2013.
(c) ADR - American Depository Receipt
(d) The Ancora Trust Chariman and Portfolio Manager serves on the Board of Directors of this company.
(e) The Portfolio Manager of the MicroCap Fund serves on the Board of Directors for this company.
(f) The Fund owns more than 5% of the outstanding voting shares of the company.

# FINANCIAL REVIEW

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Trustees of
Ancora Trust

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust comprising Ancora Income Fund, Ancora Equity Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora MicroCap Fund and Ancora Special Opportunity Fund (the "Funds"), as of December 31, 2013, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended for the Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund, and Ancora Special Opportunity Fund, and the related statements of operations and changes in net assets and the financial highlights for the period January 2, 2013 (commencement of operations) through December 31, 2013, for the Ancora/Thelen Small-Mid Cap Fund. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting Ancora Trust as of December 31, 2013, the results of their operations, the changes in their net assets and their financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States of America.

*Cohen Fund Audit Services*

COHEN FUND AUDIT SERVICES, LTD.
Cleveland, Ohio
February 28, 2014

# FINANCIAL REVIEW

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2013

| | Ancora Income Fund | Ancora Equity Fund | Ancora-Thelen Small-Mid Cap Fund | Ancora MicroCap Fund | Ancora Special Opportunity Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in securities: | | | | | |
| At Cost | $23,040,467 | $ 6,388,545 | $36,314,815 | $ 8,767,063 | $6,486,381 |
| At Fair Value | $22,192,935 | $10,140,149 | $44,757,131 | $11,520,345 | $8,391,374 |
| Investments in Affiliated Securities: | | | | | |
| At Cost | $ - | $ - | $ - | $ 433,551 | $1,646,187 |
| At Fair Value | $ - | $ - | $ - | $ 448,935 | $1,721,400 |
| Cash | - | - | - | 500 | - |
| Dividends and interest receivable | 81,571 | 9,092 | 15,418 | 4,963 | 90,108 |
| Receivable for investments sold | 63,425 | 22,882 | 287,350 | - | - |
| Shareholder subscription | 11,260 | 204 | 50,442 | 605 | 65 |
| Deferred offering costs | - | - | 20 | - | - |
| Prepaid expenses | 2,653 | 2,080 | 7,149 | 2,463 | 2,053 |
| **Total assets** | 22,351,844 | 10,174,407 | 45,117,510 | 11,977,811 | 10,205,000 |
| **Liabilities** | | | | | |
| Payable for investments purchased | 28,779 | - | 221,690 | 24,782 | - |
| Shareholder redemptions | - | - | 300 | - | - |
| Payable to advisor | 17,445 | 8,482 | 38,077 | 6,573 | 8,395 |
| 12b-1 fees payable | 5,156 | 5,597 | 1,541 | 2,559 | 5,068 |
| Administration fees payable | 1,906 | 848 | 3,654 | 971 | 839 |
| Trustee fees payable | 250 | 150 | 383 | 150 | 100 |
| Accrued expenses | 15,538 | 15,127 | 15,332 | 15,318 | 15,073 |
| **Total liabilities** | 69,074 | 30,204 | 280,977 | 50,353 | 29,475 |
| **Net Assets:** | | | | | |
| (unlimited number of shares authorized, no par value) | $22,282,770 | $10,144,203 | $44,836,533 | $11,927,458 | $10,175,525 |
| **Net Assets consist of:** | | | | | |
| Paid in capital | 23,664,779 | 7,123,812 | 36,351,953 | 8,999,315 | 8,030,226 |
| Accumulated undistributed net investment loss | - | - | - | - | - |
| Accumulated net realized gain/(loss) on: | | | | | |
| Investment securities | (534,477) | (731,213) | 42,264 | 159,477 | 165,093 |
| Net unrealized appreciation/ (depreciation) on: | | | | | |
| Investment securities | (847,532) | 3,751,604 | 8,442,316 | 2,768,666 | 1,980,206 |
| **Net Assets** | $22,282,770 | $10,144,203 | $44,836,533 | $11,927,458 | $10,175,525 |

* See accompanying notes which are an integral part of the financial statements

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2013 (CONTINUED)

| | Ancora Income Fund | Ancora Equity Fund | Ancora-Thelen Small-Mid Cap Fund | Ancora MicroCap Fund | Ancora Special Opportunity Fund |
|---|---|---|---|---|---|
| **Class C:** | | | | | |
| Net assets applicable to Class C shares | $ 12,601,180 | $ 7,960,955 | $ 1,049,265 | $ 790,992 | $ 6,783,773 |
| Shares outstanding (unlimited number of shares authorized, no par value) | 1,558,697 | 572,265 | 80,261 | 58,692 | 1,012,320 |
| Net asset value, offering price, and redemption price per share | $ 8.08 | $ 13.91 | $ 13.07 | $ 13.48 | $ 6.70 |
| Minimum Redemption Price Per Share (a) (NAV * 98%) | $ 7.92 | $ 13.63 | $ 12.81 | $ 13.21 | $ 6.57 |
| **Class I:** | | | | | |
| Net assets applicable to Class I shares | $ 9,681,590 | $ 2,183,248 | $43,787,268 | $11,136,466 | $ 3,391,752 |
| Shares outstanding (unlimited number of shares authorized, no par value) | 1,192,629 | 150,374 | 3,319,907 | 795,963 | 480,371 |
| Net asset value, offering price, and redemption price per share | $ 8.12 | $ 14.52 | $ 13.19 | $ 13.99 | $ 7.06 |
| Minimum Redemption Price Per Share (a) (NAV * 98%) | $ 7.96 | $ 14.23 | $ 12.93 | $ 13.71 | $ 6.92 |

\* See accompanying notes which are an integral part of the financial statements
(a)The Funds will impose a 2.00% redemption fee on shares redeemed within 90 days of purchase.

# FINANCIAL REVIEW

STATEMENTS OF OPERATIONS – For the year ended December 31, 2013

| | Ancora Income Fund | Ancora Equity Fund | Ancora-Thelen Small-Mid Cap Fund (a) | Ancora MicroCap Fund | Ancora Special Opportunity Fund |
|---|---|---|---|---|---|
| **Investment Income** | | | | | |
| Dividend income | $1,186,158 | $ 188,922 | $ 389,756 | $ 100,726 | $ 99,678 |
| Dividend income from Affiliates | - | - | - | 400 | - |
| Interest income | 108 | 95 | 401 | 131 | 130 |
| **Total Income** | 1,186,266 | 189,017 | 390,157 | 101,257 | 99,808 |
| | | | | | |
| **Expenses** | | | | | |
| Investment advisor fee | 238,713 | 101,906 | 301,317 | 99,990 | 94,480 |
| 12b-1 fees | | | | | |
| Class C | 68,069 | 55,810 | 5,744 | 5,372 | 46,718 |
| Class I | - | - | - | - | - |
| Fund accounting expenses | 28,437 | 26,979 | 31,961 | 25,875 | 25,198 |
| Transfer agent expenses | 9,710 | 9,143 | 11,309 | 8,606 | 8,228 |
| Legal expenses | 13,224 | 13,115 | 6,696 | 13,190 | 13,115 |
| Administration expenses | 23,871 | 10,190 | 30,131 | 9,999 | 9,448 |
| Insurance expenses | 1,208 | 958 | 1,133 | 944 | 934 |
| Custodian expenses | 9,238 | 2,394 | 8,098 | 3,998 | 5,110 |
| Auditing expenses | 11,256 | 11,067 | 10,900 | 11,270 | 11,167 |
| Printing expenses | 1,425 | 1,289 | 1,424 | 1,566 | 1,287 |
| Trustees expenses | 2,915 | 1,514 | 3,383 | 1,397 | 1,193 |
| Miscellaneous expenses | 2,367 | 2,225 | 2,245 | 2,185 | 2,168 |
| Offering costs | - | - | 18,573 | - | - |
| Registration expenses | 3,116 | 1,657 | 14,052 | 4,128 | 1,586 |
| **Total Expenses** | 413,549 | 238,247 | 446,966 | 188,520 | 220,632 |
| Waived Fees | (16,654) | - | (22,241) | (21,506) | - |
| **Net Operating Expenses** | 396,895 | 238,247 | 424,725 | 167,014 | 220,632 |
| | | | | | |
| **Net Investment Income (Loss)** | 789,371 | (49,230) | (34,568) | (65,757) | (120,824) |
| | | | | | |
| **Realized & Unrealized Gains (Loss)** | | | | | |
| Net realized gain (loss) on investment securities | 138,150 | 882,096 | 777,742 | 910,387 | 1,057,721 |
| Net realized gain (loss) on affiliated investment securities | - | - | - | 40,225 | 219,851 |
| Capital gain distributions from investment companies | 32,123 | 2,026 | - | 7,777 | 49,044 |
| Change in unrealized appreciation (depreciation) on investment securities | (1,754,833) | 1,932,558 | 8,442,316 | 2,131,834 | 1,207,438 |
| Net realized and unrealized gain (loss) on investment securities | (1,584,560) | 2,816,680 | 9,220,058 | 3,090,223 | 2,534,054 |
| **Net increase (decrease) in net assets resulting from operations** | $ (795,189) | $2,767,450 | $ 9,185,490 | $3,024,466 | $ 2,413,230 |

\* See accompanying notes which are an integral part of the financial statements
(a) For period January 2, 2013 (commencement of operations) through December 31, 2013.

# FINANCIAL REVIEW

## STATEMENTS OF CHANGES IN NET ASSETS

| | Ancora Income Fund | |
|---|---|---|
| | Year Ended December 31, 2013 | Year Ended December 31, 2012 |
| **Increase (Decrease) in Net Assets from Operations** | | |
| Net investment income (loss) | $ 789,371 | $ 780,691 |
| Net realized gain (loss) on investment securities | 138,150 | 1,478,703 |
| Net realized gain on affiliated investment securities | - | - |
| Capital gain distributions from investment companies | 32,123 | 37,697 |
| Change in net unrealized appreciation (depreciation) | (1,754,833) | (830,963) |
| **Net increase (decrease) in net assets resulting from operations** | (795,189) | 1,466,128 |
| | | |
| **Distributions** | | |
| From net investment income, Class C | (542,852) | (927,935) |
| From net investment income, Class I | (431,256) | (565,033) |
| From short-term capital gains, Class C | - | - |
| From short-term capital gains, Class I | - | - |
| From long-term capital gains, Class C | - | - |
| From long-term capital gains, Class I | - | - |
| From return of capital, Class C | (400,955) | - |
| From return of capital, Class I | (318,530) | - |
| **Total distributions** | (1,693,593) | (1,492,968) |
| | | |
| **Capital Share Transactions - Class C** | | |
| Proceeds from sale of shares | 1,774,545 | 1,781,364 |
| Shares issued in reinvestment of dividends | 324,695 | 280,226 |
| Shares redeemed | (2,375,404) | (888,440) |
| | (276,164) | 1,173,150 |
| | | |
| **Capital Share Transactions - Class I** | | |
| Proceeds from sale of shares | 3,330,187 | 2,632,269 |
| Shares issued in reinvestment of dividends | 583,729 | 419,571 |
| Shares redeemed | (2,327,456) | (1,117,426) |
| | 1,586,460 | 1,934,414 |
| | | |
| **Net increase (decrease) in net assets resulting from capital share transactions** | 1,310,296 | 3,107,564 |
| | | |
| **Total increase (decrease) in net assets** | (1,178,486) | 3,080,724 |
| | | |
| **Net Assets** | | |
| Beginning of period | $ 23,461,256 | $ 20,380,532 |
| End of period | $ 22,282,770 | $ 23,461,256 |
| **Accumulated undistributed net investment income (loss)** | $ - | $ - |
| | | |
| **Capital Share Transactions - C Shares** | | |
| Shares sold | 199,901 | 196,725 |
| Shares issued in reinvestment of distributions | 38,022 | 30,987 |
| Shares repurchased | (272,513) | (98,057) |
| **Net increase (decrease) from capital share transactions** | (34,590) | 129,655 |
| | | |
| **Capital Share Transactions - I Shares** | | |
| Shares sold | 381,191 | 289,687 |
| Shares issued in reinvestment of distributions | 68,132 | 46,355 |
| Shares repurchased | (276,710) | (123,120) |
| **Net increase (decrease) from capital share transactions** | 172,613 | 212,922 |

\* See accompanying notes which are an integral part of the financial statements

## STATEMENTS OF CHANGES IN NET ASSETS

| | Ancora Equity Fund | |
|---|---|---|
| | Year Ended December 31, 2013 | Year Ended December 31, 2012 |
| **Increase (Decrease) in Net Assets from Operations** | | |
| Net investment income (loss) | $ (49,230) | $ (74,072) |
| Net realized gain (loss) on investment securities | 882,096 | 167,857 |
| Net realized gain on affiliated investment securities | - | - |
| Capital gain distributions from investment companies | 2,026 | 800 |
| Change in net unrealized appreciation (depreciation) | 1,932,558 | 1,066,065 |
| **Net increase (decrease) in net assets resulting from operations** | 2,767,450 | 1,160,650 |
| | | |
| **Distributions** | | |
| From net investment income, Class C | - | - |
| From net investment income, Class I | - | - |
| From short-term capital gains, Class C | - | - |
| From short-term capital gains, Class I | - | - |
| From long-term capital gains, Class C | - | - |
| From long-term capital gains, Class I | - | - |
| From return of capital, Class C | - | - |
| From return of capital, Class I | - | - |
| **Total distributions** | - | - |
| | | |
| **Capital Share Transactions - Class C** | | |
| Proceeds from sale of shares | 360,131 | 306,370 |
| Shares issued in reinvestment of dividends | - | - |
| Shares redeemed | (1,180,525) | (760,422) |
| | (820,394) | (454,052) |
| **Capital Share Transactions - Class I** | | |
| Proceeds from sale of shares | 191,449 | 182,172 |
| Shares issued in reinvestment of dividends | - | - |
| Shares redeemed | (1,197,160) | (563,555) |
| | (1,005,711) | (381,383) |
| **Net increase (decrease) in net assets resulting from capital share transactions** | (1,826,105) | (835,435) |
| | | |
| **Total increase (decrease) in net assets** | 941,345 | 325,215 |
| | | |
| **Net Assets** | | |
| Beginning of period | $ 9,202,858 | $ 8,877,643 |
| End of period | $ 10,144,203 | $ 9,202,858 |
| **Accumulated undistributed net investment income (loss)** | $ - | $ - |
| | | |
| **Capital Share Transactions - C Shares** | | |
| Shares sold | 29,759 | 30,567 |
| Shares issued in reinvestment of distributions | - | - |
| Shares repurchased | (96,197) | (74,677) |
| **Net increase (decrease) from capital share transactions** | (66,438) | (44,110) |
| | | |
| **Capital Share Transactions - I Shares** | | |
| Shares sold | 16,320 | 17,572 |
| Shares issued in reinvestment of distributions | - | - |
| Shares repurchased | (89,103) | (53,097) |
| **Net increase (decrease) from capital share transactions** | (72,783) | (35,525) |

* See accompanying notes which are an integral part of the financial statements

## STATEMENTS OF CHANGES IN NET ASSETS

| | Ancora-Thelen Small-Mid Cap Fund |
| --- | --- |
| | Period Ended December 31, 2013 (a) |
| **Increase (Decrease) in Net Assets from Operations** | |
| Net investment income (loss) | $ (34,568) |
| Net realized gain (loss) on investment securities | 777,742 |
| Net realized gain on affiliated investment securities | - |
| Capital gain distributions from investment companies | - |
| Change in net unrealized appreciation (depreciation) | 8,442,316 |
| **Net increase (decrease) in net assets resulting from operations** | 9,185,490 |
| | |
| **Distributions** | |
| From net investment income, Class C | - |
| From net investment income, Class I | - |
| From short-term capital gains, Class C | (16,738) |
| From short-term capital gains, Class I | (702,745) |
| From long-term capital gains, Class C | - |
| From long-term capital gains, Class I | - |
| From return of capital, Class C | - |
| From return of capital, Class I | - |
| **Total distributions** | (719,483) |
| | |
| **Capital Share Transactions - Class C** | |
| Proceeds from sale of shares | 1,051,193 |
| Shares issued in reinvestment of dividends | 16,738 |
| Shares redeemed | (231,503) |
| | 836,428 |
| **Capital Share Transactions - Class I** | |
| Proceeds from sale of shares | 35,779,409 |
| Shares issued in reinvestment of dividends | 629,890 |
| Shares redeemed | (875,201) |
| | 35,534,098 |
| | |
| **Net increase (decrease) in net assets resulting from capital share transactions** | 36,370,526 |
| | |
| **Total increase (decrease) in net assets** | 44,836,533 |
| | |
| **Net Assets** | |
| Beginning of period | $ - |
| End of period | $ 44,836,533 |
| **Accumulated undistributed net investment income (loss)** | $ - |
| | |
| **Capital Share Transactions - C Shares** | |
| Shares sold | 98,633 |
| Shares issued in reinvestment of distributions | 1,279 |
| Shares repurchased | (19,651) |
| **Net increase (decrease) from capital share transactions** | 80,261 |
| | |
| **Capital Share Transactions - I Shares** | |
| Shares sold | 3,342,373 |
| Shares issued in reinvestment of distributions | 47,719 |
| Shares repurchased | (70,185) |
| **Net increase (decrease) from capital share transactions** | 3,319,907 |

\* See accompanying notes which are an integral part of the financial statements
(a) For period January 2, 2013 (commencement of operations) through December 31, 2013.

# FINANCIAL REVIEW

## STATEMENTS OF CHANGES IN NET ASSETS

| | Ancora MicroCap Fund | |
|---|---|---|
| | **Year Ended December 31, 2013** | **Year Ended December 31, 2012** |
| **Increase (Decrease) in Net Assets from Operations** | | |
| Net investment loss | $          (65,757) | $          (80,572) |
| Net realized gain on investment securities | 910,387 | 663,273 |
| Net realized gain on affiliated investment securities | 40,225 | - |
| Capital gain distributions from investment companies | 7,777 | - |
| Capital gain distributions from affiliated investment securities | - | - |
| Change in net unrealized appreciation | 2,131,834 | 344,877 |
| **Net increase in net assets resulting from operations** | 3,024,466 | 927,578 |
| | | |
| **Distributions** | | |
| From net investment income, Class C | - | - |
| From net investment income, Class I | - | - |
| From short-term capital gains, Class C | (6,049) | (5,787) |
| From short-term capital gains, Class I | (82,618) | (39,610) |
| From long-term capital gains, Class C | (51,790) | (52,121) |
| From long-term capital gains, Class I | (707,298) | (356,778) |
| From return of capital, Class C | - | - |
| From return of capital, Class I | - | - |
| **Total distributions** | (847,755) | (454,296) |
| | | |
| **Capital Share Transactions - Class C** | | |
| Proceeds from sale of shares | 61,575 | 164,050 |
| Shares issued in reinvestment of dividends | 57,839 | 56,161 |
| Shares redeemed | (443,056) | (193,281) |
| | (323,642) | 26,930 |
| | | |
| **Capital Share Transactions - Class I** | | |
| Proceeds from sale of shares | 3,075,098 | 1,550,765 |
| Shares issued in reinvestment of dividends | 783,624 | 382,133 |
| Shares redeemed | (1,363,252) | (881,848) |
| | 2,495,470 | 1,051,050 |
| | | |
| **Net increase (decrease) in net assets resulting from capital share transactions** | 2,171,828 | 1,077,980 |
| | | |
| **Total increase in net assets** | 4,348,539 | 1,551,262 |
| | | |
| **Net Assets** | | |
| Beginning of period | $        7,578,919 | $        6,027,657 |
| End of period | $      11,927,458 | $        7,578,919 |
| **Accumulated undistributed net investment income (loss)** | $                 - | $                 - |
| | | |
| **Capital Share Transactions - C Shares** | | |
| Shares sold | 5,076 | 15,042 |
| Shares issued in reinvestment of distributions | 4,330 | 5,249 |
| Shares repurchased | (38,865) | (18,017) |
| **Net increase (decrease) from capital share transactions** | (29,459) | 2,274 |
| | | |
| **Capital Share Transactions - I Shares** | | |
| Shares sold | 243,088 | 139,272 |
| Shares issued in reinvestment of distributions | 56,498 | 34,834 |
| Shares repurchased | (103,662) | (78,826) |
| **Net increase (decrease) from capital share transactions** | 195,924 | 95,280 |

* See accompanying notes which are an integral part of the financial statements

## STATEMENTS OF CHANGES IN NET ASSETS

| | Ancora Special Opportunity Fund | |
|---|---|---|
| | **Year Ended December 31, 2013** | **Year Ended December 31, 2012** |
| **Increase (Decrease) in Net Assets from Operations** | | |
| Net investment loss | $ (120,824) | $ (85,453) |
| Net realized gain on investment securities | 1,057,721 | 138,598 |
| Net realized gain on affiliated investment securities | 219,851 | - |
| Capital gain distributions from investment companies | 49,044 | 27,208 |
| Capital gain distributions from affiliated investment securities | - | - |
| Change in net unrealized appreciation | 1,207,438 | 1,412,047 |
| **Net increase in net assets resulting from operations** | 2,413,230 | 1,492,400 |
| | | |
| **Distributions** | | |
| From net investment income, Class C | - | (3,660) |
| From net investment income, Class I | - | (2,062) |
| From short-term capital gains, Class C | - | - |
| From short-term capital gains, Class I | - | - |
| From long-term capital gains, Class C | (83,740) | - |
| From long-term capital gains, Class I | (39,769) | - |
| From return of capital, Class C | - | - |
| From return of capital, Class I | - | - |
| **Total distributions** | (123,509) | (5,722) |
| | | |
| **Capital Share Transactions - Class C** | | |
| Proceeds from sale of shares | 437,486 | 6,750 |
| Shares issued in reinvestment of dividends | 11,126 | 719 |
| Shares redeemed | (606,448) | (378,379) |
| | (157,836) | (370,910) |
| | | |
| **Capital Share Transactions - Class I** | | |
| Proceeds from sale of shares | 458,463 | 51,993 |
| Shares issued in reinvestment of dividends | 6,112 | 443 |
| Shares redeemed | (872,384) | (357,391) |
| | (407,809) | (304,955) |
| | | |
| **Net increase (decrease) in net assets resulting from capital share transactions** | (565,645) | (675,865) |
| | | |
| **Total increase in net assets** | 1,724,076 | 810,813 |
| | | |
| **Net Assets** | | |
| Beginning of period | $ 8,451,449 | $ 7,640,636 |
| End of period | $ 10,175,525 | $ 8,451,449 |
| **Accumulated undistributed net investment income (loss)** | $ - | $ - |
| | | |
| **Capital Share Transactions - C Shares** | | |
| Shares sold | 69,827 | 1,500 |
| Shares issued in reinvestment of distributions | 1,676 | 139 |
| Shares repurchased | (105,095) | (81,284) |
| **Net increase (decrease) from capital share transactions** | (33,592) | (79,645) |
| | | |
| **Capital Share Transactions - I Shares** | | |
| Shares sold | 71,249 | 10,995 |
| Shares issued in reinvestment of distributions | 874 | 82 |
| Shares repurchased | (143,006) | (73,768) |
| **Net increase (decrease) from capital share transactions** | (70,883) | (62,691) |

\* See accompanying notes which are an integral part of the financial statements

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

**Ancora Income Fund**

| CLASS C SHARES | Year Ended 12/31/2013 | Year Ended 12/31/2012 | Year Ended 12/31/2011 | Year Ended 12/31/2010 | Year Ended 12/31/2009 |
|---|---|---|---|---|---|
| **Selected Per Share Data** | | | | | |
| Net asset value, beginning of period | $ 8.98 | $ 8.97 | $ 8.93 | $ 8.62 | $ 7.33 |
| **Income from investment operations** | | | | | |
| Net investment income (loss) (a) | 0.26 | 0.31 | 0.33 | 0.38 | 0.44 |
| Net realized and unrealized gain (loss) | (0.56) | 0.30 | 0.31 | 0.53 | 1.45 |
| Total from investment operations | (0.30) | 0.61 | 0.64 | 0.91 | 1.89 |
| **Less Distributions to shareholders:** | | | | | |
| From net investment income | (0.35) | (0.60) | (0.55) | (0.38) | (0.45) |
| From net realized gain | - | - | - | - | - |
| From return of capital | (0.25) | - | (0.05) | (0.22) | (0.15) |
| Total distributions | (0.60) | (0.60) | (0.60) | (0.60) | (0.60) |
| Net asset value, end of period | $ 8.08 | $ 8.98 | $ 8.97 | $ 8.93 | $ 8.62 |
| **Total Return** (b) | (3.51)% | 6.84% | 7.40% | 10.86% | 27.11% |
| **Ratios and Supplemental Data** | | | | | |
| Net assets, end of period (000) | $ 12,601 | $ 14,300 | $ 13,131 | $ 12,485 | $ 11,278 |
| Ratio of expenses to average net assets (c) | 1.95% | 2.00% | 1.97% | 1.97% | 1.99% |
| Ratio of expenses to average net assets before waiver & reimbursement (c) | 1.95% | 2.01% | 1.98% | 1.98% | 2.06% |
| Ratio of net investment income (loss) to average net assets (c) (d) | 3.00% | 3.42% | 3.65% | 4.34% | 5.75% |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d) | 3.00% | 3.41% | 3.65% | 4.34% | 5.67% |
| Portfolio turnover rate | 122.34% | 116.25% | 57.56% | 53.48% | 50.75% |

\* See accompanying notes which are an integral part of the financial statements
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

**Ancora Equity Fund**

| CLASS C SHARES | Year Ended 12/31/2013 | Year Ended 12/31/2012 | Year Ended 12/31/2011 | Year Ended 12/31/2010 | Year Ended 12/31/2009 |
|---|---|---|---|---|---|
| **Selected Per Share Data** | | | | | |
| Net asset value, beginning of period | $ 10.58 | $ 9.35 | $ 10.16 | $ 9.11 | $ 7.14 |
| | | | | | |
| **Income from investment operations** | | | | | |
| Net investment income (loss) (a) | (0.09) | (0.09) | (0.07) | (0.08) | (0.02) |
| Net realized and unrealized gain (loss) | 3.42 | 1.32 | (0.74) | 1.13 | 2.00 |
| Total from investment operations | 3.33 | 1.23 | (0.81) | 1.05 | 1.98 |
| | | | | | |
| **Less Distributions to shareholders:** | | | | | |
| From net investment income | - | - | - | - | (0.01) |
| From net realized gain | - | - | - | - | - |
| From return of capital | - | - | - | - | - |
| Total distributions | - | - | - | - | (0.01) |
| | | | | | |
| Net asset value, end of period | $ 13.91 | $ 10.58 | $ 9.35 | $ 10.16 | $ 9.11 |
| | | | | | |
| **Total Return** (b) | 31.47% | 13.16% | (7.97)% | 11.53% | 27.74% |
| | | | | | |
| **Ratios and Supplemental Data** | | | | | |
| Net assets, end of period (000) | $ 7,961 | $ 6,757 | $ 6,384 | $ 7,820 | $ 6,837 |
| Ratio of expenses to average net assets (c) | 2.54% | 2.60% | 2.54% | 2.53% | 2.61% |
| Ratio of expenses to average net assets before waiver & reimbursement (c) | 2.54% | 2.60% | 2.54% | 2.53% | 2.61% |
| Ratio of net investment income (loss) to average net assets (c) (d) | (0.70)% | (0.92)% | (0.66)% | (0.86)% | (0.29)% |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d) | (0.70)% | (0.92)% | (0.66)% | (0.86)% | (0.29)% |
| Portfolio turnover rate | 28.54% | 38.66% | 64.54% | 45.73% | 56.25% |

\* See accompanying notes which are an integral part of the financial statements
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

**Ancora-Thelen Small-Mid Cap Fund**

| CLASS C SHARES | Period Ended 12/31/2013 (f) |
|---|---|
| **Selected Per Share Data** | |
| Net asset value, beginning of period | $ 10.00 |
| | |
| **Income from investment operations** | |
| Net investment income (loss) (a) | (0.11) |
| Net realized and unrealized gain (loss) | 3.39 |
| Total from investment operations | 3.28 |
| | |
| **Less Distributions to shareholders:** | |
| From net investment income | - |
| From net realized gain | (0.21) |
| From return of capital | - |
| Total distributions | (0.21) |
| | |
| Net asset value, end of period | $ 13.07 |
| | |
| **Total Return** (b) | 32.84% |
| | |
| **Ratios and Supplemental Data** | |
| Net assets, end of period (000) | $ 1,049 |
| Ratio of expenses to average net assets (c) | 2.18% (e) |
| Ratio of expenses to average net assets before waiver & reimbursement (c) | 2.18% (e) |
| Ratio of net investment income (loss) to average net assets (c) (d) | (0.94)% (e) |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d) | (0.94)% (e) |
| Portfolio turnover rate | 46.72% |

* See accompanying notes which are an integral part of the financial statements
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) For period January 2, 2013 (commencement of operations) through December 31, 2013.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

**Ancora MicroCap Fund**

| CLASS C SHARES | Year Ended 12/31/2013 | Year Ended 12/31/2012 | Year Ended 12/31/2011 | Year Ended 12/31/2010 | Year Ended 12/31/2009 |
|---|---|---|---|---|---|
| **Selected Per Share Data** | | | | | |
| Net asset value, beginning of period | $ 10.78 | $ 10.05 | $ 12.68 | $ 9.74 | $ 6.06 |
| | | | | | |
| **Income from investment operations** | | | | | |
| Net investment loss (a) | (0.20) | (0.17) | (0.27) | (0.27) | (0.24) |
| Net realized and unrealized gain (loss) | 3.96 | 1.60 | (1.44) | 3.70 | 3.92 |
| Total from investment operations | 3.76 | 1.43 | (1.71) | 3.43 | 3.68 |
| | | | | | |
| **Less Distributions to shareholders:** | | | | | |
| From net investment income | - | - | - | - | - |
| From net realized gain | (1.06) | (0.70) | (0.92) | (0.49) | - |
| Total distributions | (1.06) | (0.70) | (0.92) | (0.49) | - |
| | | | | | |
| Net asset value, end of period | $ 13.48 | $ 10.78 | $ 10.05 | $ 12.68 | $ 9.74 |
| | | | | | |
| **Total Return** (b) | 35.00% | 14.27% | (13.51)% | 35.19% | 60.73% |
| | | | | | |
| **Ratios and Supplemental Data** | | | | | |
| Net assets, end of period (000) | $ 791 | $ 950 | $ 863 | $ 1,115 | $ 1,002 |
| Ratio of expenses to average net assets (c) | 2.58% | 2.87% | 2.78% | 3.13% | 3.48% |
| Ratio of expenses to average net assets before waiver & reimbursement (c) | 2.58% | 2.87% | 2.78% | 3.13% | 3.82% |
| Ratio of net investment income (loss) to average net assets (c) | (1.61)% | (1.57)% | (2.22)% | (2.44)% | (3.04)% |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) | (1.61)% | (1.57)% | (2.22)% | (2.44)% | (3.38)% |
| Portfolio turnover rate | 23.02% | 27.30% | 11.42% | 36.36% | 44.07% |

\* See accompanying notes which are an integral part of the financial statements
(a)  Net investment income (loss) per share is based on average shares outstanding.
(b)  Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c)  These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

**Ancora Special Opportunity Fund**

| CLASS C SHARES | Year Ended 12/31/2013 | Year Ended 12/31/2012 | Year Ended 12/31/2011 | Year Ended 12/31/2010 | Year Ended 12/31/2009 |
|---|---|---|---|---|---|
| **Selected Per Share Data** | | | | | |
| Net asset value, beginning of period | $ 5.21 | $ 4.33 | $ 5.04 | $ 4.46 | $ 2.38 |
| **Income from investment operations** | | | | | |
| Net investment loss (a) | (0.10) | (0.06) | (0.01) | (0.07) | (0.03) |
| Net realized and unrealized gain (loss) | 1.67 | 0.94 | (0.70) | 0.65 | 2.11 |
| Total from investment operations | 1.57 | 0.88 | (0.71) | 0.58 | 2.08 |
| **Less Distributions to shareholders:** | | | | | |
| From net investment income | - | - (b) | - | - | - (b) |
| From net realized gain | (0.08) | - | - | - | - |
| From return of capital | - | - | - | - | - |
| Total distributions | (0.08) | - | - | - | - |
| Net asset value, end of period | $ 6.70 | $ 5.21 | $ 4.33 | $ 5.04 | $ 4.46 |
| **Total Return** (c) | 30.21% | 20.40% | (14.09)% | 13.00% | 87.47% |
| **Ratios and Supplemental Data** | | | | | |
| Net assets, end of period (000) | $ 6,784 | $ 5,452 | $ 4,878 | $ 5,615 | $ 5,240 |
| Ratio of expenses to average net assets (d) | 2.59% | 2.70% | 2.61% | 2.64% | 2.86% |
| Ratio of expenses to average net assets before waiver & reimbursement (d) | 2.59% | 2.70% | 2.61% | 2.64% | 2.86% |
| Ratio of net investment income (loss) to average net assets (d) (e) | (1.54)% | (1.25)% | (0.10)% | (1.45)% | (0.97)% |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (d) (e) | (1.54)% | (1.25)% | (0.10)% | (1.45)% | (0.97)% |
| Portfolio turnover rate | 113.99% | 124.71% | 99.12% | 97.02% | 148.81% |

\* See accompanying notes which are an integral part of the financial statements
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Amount is less than 0.005
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.
(e) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

**Ancora Income Fund**

| CLASS I SHARES (Formerly Class D) | Year Ended 12/31/2013 | Year Ended 12/31/2012 | Year Ended 12/31/2011 | Year Ended 12/31/2010 | Year Ended 12/31/2009 |
|---|---|---|---|---|---|
| **Selected Per Share Data** | | | | | |
| Net asset value, beginning of period | $ 8.98 | $ 8.98 | $ 8.95 | $ 8.65 | $ 7.36 |
| | | | | | |
| **Income from investment operations** | | | | | |
| Net investment income (loss) (a) | 0.32 | 0.34 | 0.35 | 0.40 | 0.46 |
| Net realized and unrealized gain (loss) | (0.55) | 0.29 | 0.31 | 0.52 | 1.46 |
| Total from investment operations | (0.23) | 0.63 | 0.66 | 0.92 | 1.92 |
| | | | | | |
| **Less Distributions to shareholders:** | | | | | |
| From net investment income | (0.36) | (0.63) | (0.58) | (0.40) | (0.47) |
| From net realized gain | - | - | - | - | - |
| From return of capital | (0.27) | - | (0.05) | (0.22) | (0.16) |
| Total distributions | (0.63) | (0.63) | (0.63) | (0.62) | (0.63) |
| | | | | | |
| Net asset value, end of period | $ 8.12 | $ 8.98 | $ 8.98 | $ 8.95 | $ 8.65 |
| | | | | | |
| **Total Return** (b) | (2.71)% | 7.19% | 7.62% | 11.07% | 27.48% |
| | | | | | |
| **Ratios and Supplemental Data** | | | | | |
| Net assets, end of period (000) | $ 9,682 | $ 9,161 | $ 7,249 | $ 6,756 | $ 6,852 |
| Ratio of expenses to average net assets (c) | 1.29% | 1.75% | 1.72% | 1.72% | 1.74% |
| Ratio of expenses to average net assets before waiver & reimbursement (c) | 1.45% | 1.76% | 1.73% | 1.73% | 1.82% |
| Ratio of net investment income (loss) to average net assets (c) (d) | 3.71% | 3.74% | 3.88% | 4.54% | 5.93% |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d) | 3.55% | 3.73% | 3.88% | 4.54% | 5.85% |
| Portfolio turnover rate | 122.34% | 116.25% | 57.56% | 53.48% | 50.75% |

* See accompanying notes which are an integral part of the financial statements
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

**Ancora Equity Fund**

| CLASS I SHARES (Formerly Class D) | Year Ended 12/31/2013 | Year Ended 12/31/2012 | Year Ended 12/31/2011 | Year Ended 12/31/2010 | Year Ended 12/31/2009 |
|---|---|---|---|---|---|
| **Selected Per Share Data** | | | | | |
| Net asset value, beginning of period | $ 10.96 | $ 9.64 | $ 10.42 | $ 9.30 | $ 7.26 |
| **Income from investment operations** | | | | | |
| Net investment income (loss) (a) | 0.01 | (0.04) | (0.02) | (0.03) | 0.02 |
| Net realized and unrealized gain (loss) | 3.55 | 1.36 | (0.76) | 1.15 | 2.03 |
| Total from investment operations | 3.56 | 1.32 | (0.78) | 1.12 | 2.05 |
| **Less Distributions to shareholders:** | | | | | |
| From net investment income | - | - | - | - | (0.01) |
| From net realized gain | - | - | - | - | - |
| From return of capital | - | - | - | - | - |
| Total distributions | - | - | - | - | (0.01) |
| Net asset value, end of period | $ 14.52 | $ 10.96 | $ 9.64 | $ 10.42 | $ 9.30 |
| **Total Return** (b) | 32.48% | 13.69% | (7.49)% | 12.04% | 28.25% |
| **Ratios and Supplemental Data** | | | | | |
| Net assets, end of period (000) | $ 2,183 | $ 2,446 | $ 2,493 | $ 2,876 | $ 2,844 |
| Ratio of expenses to average net assets (c) | 1.79% | 2.10% | 2.04% | 2.03% | 2.11% |
| Ratio of expenses to average net assets before waiver & reimbursement (c) | 1.79% | 2.10% | 2.04% | 2.03% | 2.11% |
| Ratio of net investment income (loss) to average net assets (c) (d) | 0.09% | (0.43)% | (0.17)% | (0.34)% | 0.23% |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement  (c) (d) | 0.09% | (0.43)% | (0.17)% | (0.34)% | 0.23% |
| Portfolio turnover rate | 28.54% | 38.66% | 64.54% | 45.73% | 56.25% |

* See accompanying notes which are an integral part of the financial statements
(a) Net investment income (loss) per share is based on average shares outstanding.
(b)  Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

**Ancora-Thelen Small-Mid Cap Fund**

| CLASS I SHARES | Period Ended 12/31/2013 (f) |
|---|---|
| **Selected Per Share Data** | |
| Net asset value, beginning of period | $ 10.00 |
| **Income from investment operations** | |
| Net investment income (loss) (a) | (0.01) |
| Net realized and unrealized gain (loss) | 3.41 |
| Total from investment operations | 3.40 |
| **Less Distributions to shareholders:** | |
| From net investment income | - |
| From net realized gain | (0.21) |
| From return of capital | - |
| Total distributions | (0.21) |
| Net asset value, end of period | $ 13.19 |
| **Total Return** (b) | 34.04% |
| **Ratios and Supplemental Data** | |
| Net assets, end of period (000) | $ 43,787 |
| Ratio of expenses to average net assets (c) | 1.39% (e) |
| Ratio of expenses to average net assets before waiver & reimbursement (c) | 1.46% (e) |
| Ratio of net investment income (loss) to average net assets (c) (d) | (0.09)% (e) |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d) | (0.17)% (e) |
| Portfolio turnover rate | 46.72% |

* See accompanying notes which are an integral part of the financial statements
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) For period January 2, 2013 (commencement of operations) through December 31, 2013.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

**Ancora MicroCap Fund**

| CLASS I SHARES (Formerly Class D) | Year Ended 12/31/2013 | Year Ended 12/31/2012 | Year Ended 12/31/2011 | Year Ended 12/31/2010 | Year Ended 12/31/2009 |
|---|---|---|---|---|---|
| **Selected Per Share Data** | | | | | |
| Net asset value, beginning of period | $ 11.05 | $ 10.23 | $ 12.83 | $ 9.80 | $ 6.07 |
| **Income from investment operations** | | | | | |
| Net investment loss  (a) | (0.08) | (0.12) | (0.21) | (0.22) | (0.20) |
| Net realized and unrealized gain (loss) | 4.08 | 1.64 | (1.47) | 3.74 | 3.93 |
| Total from investment operations | 4.00 | 1.52 | (1.68) | 3.52 | 3.73 |
| **Less Distributions to shareholders:** | | | | | |
| From net investment income | - | - | - | - | - |
| From net realized gain | (1.06) | (0.70) | (0.92) | (0.49) | - |
| Total distributions | (1.06) | (0.70) | (0.92) | (0.49) | - |
| Net asset value, end of period | $ 13.99 | $ 11.05 | $ 10.23 | $ 12.83 | $ 9.80 |
| **Total Return** (b) | 36.32% | 14.89% | (13.13)% | 35.90% | 61.45% |
| **Ratios and Supplemental Data** | | | | | |
| Net assets, end of period (000) | $ 11,136 | $ 6,629 | $ 5,164 | $ 4,865 | $ 2,762 |
| Ratio of expenses to average net assets (c) | 1.60% | 2.37% | 2.28% | 2.61% | 2.98% |
| Ratio of expenses to average net assets before waiver & reimbursement (c) | 1.83% | 2.37% | 2.28% | 2.61% | 3.32% |
| Ratio of net investment income (loss) to average net assets (c) | (0.58)% | (1.03)% | (1.69)% | (1.99)% | (2.52)% |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) | (0.81)% | (1.03)% | (1.69)% | (1.99)% | (2.85)% |
| Portfolio turnover rate | 23.02% | 27.30% | 11.42% | 36.36% | 44.07% |

* See accompanying notes which are an integral part of the financial statements

(a) Net investment income (loss) per share is based on average shares outstanding.

(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.

(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.

# FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

**Ancora Special Opportunity Fund**

| CLASS I SHARES (Formerly Class D) | Year Ended 12/31/2013 | Year Ended 12/31/2012 | Year Ended 12/31/2011 | Year Ended 12/31/2010 | Year Ended 12/31/2009 |
|---|---|---|---|---|---|
| **Selected Per Share Data** | | | | | |
| Net asset value, beginning of period | $ 5.44 | $ 4.50 | $ 5.21 | $ 4.58 | $ 2.44 |
| | | | | | |
| **Income from investment operations** | | | | | |
| Net investment income (loss) (a) | (0.05) | (0.04) | 0.02 | (0.05) | (0.02) |
| Net realized and unrealized gain (loss) | 1.75 | 0.98 | (0.73) | 0.68 | 2.16 |
| Total from investment operations | 1.70 | 0.94 | (0.71) | 0.63 | 2.14 |
| | | | | | |
| **Less Distributions to shareholders:** | | | | | |
| From net investment income | - | - (b) | - | - | - (b) |
| From net realized gain | (0.08) | - | - | - | - |
| From return of capital | - | - | - | - | - |
| Total distributions | (0.08) | - | - | - | - |
| | | | | | |
| **Paid in capital from redemption fees** | | | | | |
| | | | | | |
| Net asset value, end of period | $ 7.06 | $ 5.44 | $ 4.50 | $ 5.21 | $ 4.58 |
| | | | | | |
| **Total Return** (c) | 31.32% | 20.97% | (13.63)% | 13.76% | 87.78% |
| | | | | | |
| **Ratios and Supplemental Data** | | | | | |
| Net assets, end of period (000) | $ 3,392 | $ 2,999 | $ 2,763 | $ 3,644 | $ 3,140 |
| Ratio of expenses to average net assets (d) | 1.84% | 2.20% | 2.11% | 2.15% | 2.36% |
| Ratio of expenses to average net assets before waiver & reimbursement (d) | 1.84% | 2.20% | 2.11% | 2.15% | 2.36% |
| Ratio of net investment income (loss) to average net assets (d) (e) | (0.76)% | (0.75)% | 0.34% | (0.96)% | (0.47)% |
| Ratio of net investment income (loss) to average net assets before waiver & reimbursement (d) (e) | (0.76)% | (0.75)% | 0.34% | (0.96)% | (0.47)% |
| Portfolio turnover rate | 113.99% | 124.71% | 99.12% | 97.02% | 148.81% |

* See accompanying notes which are an integral part of the financial statements
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Amount is less than 0.005
(c) Total return in the above table represents the rate that the investor would have earned or
(d) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(e) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

# FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements
December 31, 2013

## NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora Equity Fund (the "Equity Fund"), Ancora/Thelen Small-Mid Cap Fund (the "Small-Mid Cap Fund"), Ancora MicroCap Fund (the "MicroCap Fund"), and Ancora Special Opportunity Fund (the "Special Opportunity Fund"), (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Trust's Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Equity Fund's investment objective is obtaining a high total return, through a combination of income and capital appreciation in the value of its shares. The Small-Mid Cap Fund's investment objective is to obtain capital appreciation. The MicroCap Fund's investment objective is to obtain capital appreciation. The Special Opportunity Fund's investment objective is obtaining a high total return through a combination of income and capital appreciation in the value of its shares. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class C and Class I (formerly Class D). Class C and Class I shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class C shares are a no-load share class. Class I shares are offered continuously at net asset value. Class C shares are subject to a distribution and shareholder service fees. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

*Security Valuation* - All investments in securities are recorded at their estimated fair value, as described in Note 3.

*Use Of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

# FINANCIAL REVIEW

*Federal Income Taxes* - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2010-2012), or expected to be taken in the Funds' 2013 tax returns. The Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the year ended December 31, 2013, the Funds' did not have a liability for any unrecognized tax benefits. The Funds' recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statements of Operations. During the year ended December 31, 2013, the Funds' did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Equity Fund, Special Opportunity Fund, MicroCap Fund, and Small-Mid Cap Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a Fund.

# FINANCIAL REVIEW

At December 31, 2013 the following reclassifications were made:

| | Undistributed Net Investment Income (Loss) | Realized Gain (Loss) on Investments | Capital |
|---|---|---|---|
| Income Fund | $ 904,222 | $ (11,540) | $ (892,682) |
| Equity Fund | $ 49,230 | $ (430) | $ (48,800) |
| Small-Mid Cap Fund | $ 34,568 | $ (15,995) | $ (18,573) |
| MicroCap Fund | $ 65,757 | $ (65,757) | $ - |
| Special Opportunity Fund | $ 120,824 | $ (22,551) | $ (98,273) |

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method.

*Expenses* – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

## NOTE 3. SECURITIES VALUATIONS

As described in Note 2, all investments in securities are recorded at their estimated fair value. The Funds utilize various methods to measure the fair value of most of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuating the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and

# FINANCIAL REVIEW

other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

*Fair Value Measurements* - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market mutual funds are generally priced at the ending NAV provided by the service agent of the fund. The money market securities will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stock including real estate investment trusts, preferred shares, convertible preferred shares, closed-end funds, traditional preferred securities, investment companies, rights, and corporate bond trust certificates) - Equity securities are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair market value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board of Trustees. Manually priced securities held by the Funds (if any) are reviewed by the Board of Trustees on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair market value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair market value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2013

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of December 31, 2013:

**Ancora Income Fund**

| Valuation Inputs of Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Corporate Bond Trust Certificates | $ 8,880,797 | $ - | $ - | $ 8,880,797 |
| Traditional Preferred | 861,353 | - | - | 861,353 |
| Investment Companies | 8,259,648 | - | - | 8,259,648 |
| REIT Preferred Shares | 3,857,851 | - | - | 3,857,851 |
| Money Market Funds | 333,286 | - | - | 333,286 |
| Total | $ 22,192,935 | $ - | $ - | $ 22,192,935 |

**Ancora Equity Fund**

| Valuation Inputs of Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common Stock | $ 8,327,827 | $ - | $ - | $ 8,327,827 |
| Investment Companies | 1,607,660 | - | - | 1,607,660 |
| Money Market Funds | 204,662 | - | - | 204,662 |
| Total | $ 10,140,149 | $ - | $ - | $ 10,140,149 |

**Ancora-Thelen Small-Mid Cap Fund**

| Valuation Inputs of Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common Stock | $ 43,845,101 | $ - | $ - | $ 43,845,101 |
| Money Market Funds | 912,029 | - | - | 912,029 |
| Total | $ 44,757,130 | $ - | $ - | $ 44,757,130 |

**Ancora MicroCap Fund**

| Valuation Inputs of Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common Stock | $ 10,821,075 | $ - | $ - | $ 10,821,075 |
| Money Market Funds | 1,148,206 | - | - | 1,148,206 |
| Total | $ 11,969,281 | $ - | $ - | $ 11,969,281 |

**Ancora Special Opportunity Fund**

| Valuation Inputs of Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common Stock | $ 6,789,218 | $ - | $ - | $ 6,789,218 |
| Investment Companies | 2,482,653 | - | - | 2,482,653 |
| Money Market Funds | 840,903 | - | - | 840,903 |
| Total | $ 10,112,774 | $ - | $ - | $ 10,112,774 |

The Funds did not hold any Level 3 assets during the year ended December 31, 2013. For more detail on the investments in securities please refer to the Schedule of Investments. The Funds did not hold any derivative investments at any time during the year ended December 31, 2013. There were no transfers into or out of any levels during the year ended December 31, 2013 in the Ancora Funds.

# FINANCIAL REVIEW

The following table sets forth a summary of the changes in the fair value of each Fund's investments in affiliated issuers for the year ended December 31, 2013:

**Ancora MicroCap Fund**

| Mace Security International, Inc. | Investments |
|---|---:|
| Balance Beginning at December 31, 2012 | $ 53,250 |
| Net Realized Gain/Loss on Sale of Investments | - |
| Net Change in Unrealized Appreciation on Investments Held at Year End | 7,500 |
| Net Purchases | - |
| Net Sales | - |
| Balance End at December 31, 2013 | $ 60,750 |

| Lakeland Industries, Inc. | Investments |
|---|---:|
| Balance Beginning at December 31, 2012 | $ 147,372 |
| Net Realized Gain/Loss on Sale of Investments | - |
| Net Change in Unrealized Appreciation on Investments Held at Year End | 35,498 |
| Net Purchases | 105,015 |
| Net Sales | - |
| Balance End at December 31, 2013 | $ 287,885 |

| PVF Capital Corp. | Investments |
|---|---:|
| Balance Beginning at December 31, 2012 | $ 46,209 |
| Net Realized Gain/Loss on Sale of Investments | 40,225 |
| Net Change in Unrealized Appreciation on Investments Held at Year End | (7,613) |
| Net Purchases | - |
| Net Sales | (78,821) |
| Balance End at December 31, 2013 | $ - |

| LNB Bancorp | Investments |
|---|---:|
| Balance Beginning at December 31, 2012 | $ 59,000 |
| Net Realized Gain/Loss on Sale of Investments | - |
| Net Change in Unrealized Appreciation on Investments Held at Year End | 41,300 |
| Net Purchases | - |
| Net Sales | - |
| Balance End at December 31, 2013 | $ 100,300 |

# FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2013

## Ancora Special Opportunity Fund

| Mace Security International, Inc. | Investments |
|---|---|
| Balance Beginning at December 31, 2012 | $ 912,350 |
| Net Realized Gain/Loss on Sale of Investments | (141,862) |
| Net Change in Unrealized Appreciation on Investments Held at Year End | 272,018 |
| Net Purchases | - |
| Net Sales | (30,006) |
| Balance End at December 31, 2013 | $ 1,012,500 |

| Lakeland Industries, Inc. | Investments |
|---|---|
| Balance Beginning at December 31, 2012 | $ 362,080 |
| Net Realized Gain/Loss on Sale of Investments | (45,808) |
| Net Change in Unrealized Appreciation on Investments Held at Year End | 105,894 |
| Net Purchases | 176,023 |
| Net Sales | (72,189) |
| Balance End at December 31, 2013 | $ 526,000 |

| PVF Capital Corp. | Investments |
|---|---|
| Balance Beginning at December 31, 2012 | $ 438,000 |
| Net Realized Gain/Loss on Sale of Investments | 398,401 |
| Net Change in Unrealized Appreciation on Investments Held at Year End | (86,519) |
| Net Purchases | - |
| Net Sales | (749,882) |
| Balance End at December 31, 2013 | $ - |

| Stephan Co. | Investments |
|---|---|
| Balance Beginning at December 31, 2012 | $ - |
| Net Realized Gain/Loss on Sale of Investments | - |
| Net Change in Unrealized Appreciation on Investments Held at Year End | (6,613) |
| Net Purchases | 189,513 |
| Net Sales | - |
| Balance End at December 31, 2013 | $ 182,900 |

| Solitron Devices, Inc. | Investments |
|---|---|
| Balance Beginning at December 31, 2012 | $ - |
| Net Realized Gain/Loss on Sale of Investments | 9,120 |
| Net Change in Unrealized Appreciation on Investments Held at Year End | - |
| Net Purchases | 64,609 |
| Net Sales | (73,729) |
| Balance End at December 31, 2013 | $ - |

# FINANCIAL REVIEW

## NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. As a controlling member of the Advisor, Richard A. Barone, Chairman of the Trust, is regarded to control the Advisor for purposes of the 1940 Act. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Equity Fund, Small-Mid Cap Fund, MicroCap Fund and Special Opportunity Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. For the year ended December 31, 2013, the Advisor earned fees of $238,713 from the Income Fund, $101,906 from the Equity Fund, $301,317 from the Small-Mid Cap Fund, $99,990 from the MicroCap Fund, and $94,480 from the Special Opportunity Fund. At December 31, 2013, payables to the Advisor were $17,445, $8,482, $38,077, $6,573, and $8,395 for the Income Fund, Equity Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund, respectively.

The Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Income Fund to 2.00% for Class C shares and 1.285% for Class I shares until at least April 30, 2014, but can be terminated by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2013, the Advisor waived management fees of $16,654 for the Income Fund Class I shares. These waivers may be discontinued at any time. As of January 1, 2013 the Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Small-Mid Cap Fund to 1.39% for Class I shares until at least April 30, 2014, but can be terminated by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to the Fund shareholders. For the period ended December 31, 2013, the Advisor waived management fees of $22,241 for the Small-Mid Cap Fund Class I shares. These waivers may be discontinued at any time. As of January 1, 2013 the Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class I shares until at least April 30, 2014, but can be terminated by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2013, the Advisor waived management fees of $21,506 for the MicroCap Fund Class I shares. These waivers may be discontinued at any time. The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor reduced its fee. No recoupment will occur except to the extent that the Fund's expenses, together with the amount recovered, do not exceed the applicable expense limitation.

The Funds have adopted a Distribution and Shareholder Servicing Plan (each such plan, a "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940

# FINANCIAL REVIEW

for each class of shares authorized. The principal activities for which payments will be made include (i) compensation of securities dealers (including Ancora Securities Inc.) and others for distribution services and (ii) advertising. In addition, each of the Funds shall pay service fees pursuant to agreements with dealers (including Ancora Securities Inc.) or other services. Richard A. Barone, Chairman of the Trust and controlling shareholder of Ancora Capital, Inc., the parent company of Ancora Securities Inc., has an indirect financial interest in the operation of the Plan.

For the year ended December 31, 2013, the fees earned and payable were as follows:

| Fund | Annual Rate | Fees Earned | Amount payable at December 31, 2013 |
|---|---|---|---|
| **Income Fund** | | | |
| Class C | 0.50% | $ 68,069 | $ 5,156 |
| **Equity Fund** | | | |
| Class C | 0.75% | $ 55,810 | $ 5,597 |
| **Small-Mid Cap Fund** | | | |
| Class C | 0.75% | $ 5,744 | $ 1,541 |
| **MicroCap Fund** | | | |
| Class C | 0.75% | $ 5,372 | $ 2,559 |
| **Special Opportunity Fund** | | | |
| Class C | 0.75% | $ 46,718 | $ 5,068 |

As of January 1, 2013, the Fund has eliminated all distribution fees for Class D by converting Class D shares to Class I shares of the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund.

The Funds have entered into an Administration Agreement with Ancora Capital, Inc. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, Ancora Capital, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2013, Ancora Capital Inc. earned $23,871 from the Income Fund, $10,190 from the Equity Fund, $30,131 from the Small-Mid Cap Fund, $9,999 from the MicroCap Fund, and $9,448

# FINANCIAL REVIEW

from the Special Opportunity Fund.  As of December 31, 2013, Ancora Capital Inc. was owed $1,906, $848, $3,654, $971, and $839 by the Income Fund, Equity Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund, respectively, for administrative services.

The Funds' Board of Trustees has determined that any portfolio transaction for any of the Funds may be effected through Ancora Securities Inc., if, in the Advisor's judgment, the use of Ancora Securities Inc. is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Ancora Securities Inc. charges the Funds a commission rate consistent with those charged by Ancora Securities Inc. to comparable unaffiliated customers in similar transactions.  For the year ended December 31, 2013, Ancora Securities, Inc. received commissions on security transactions of $61,006 for the Income Fund, $5,807 for the Equity Fund, $56,814 for the Small-Mid Cap Fund, $12,069 for the MicroCap, and $36,839 for the Special Opportunity Fund.

The Trust retains Ancora Securities, Inc. (the "Distributor"), to act as the principal distributor of its shares.  The Distributor is an affiliate of the Adviser and serves without compensation other than fees paid to Ancora Securities under the 12b-1 Plan.

## NOTE 5. INVESTMENTS

For the year ended December 31, 2013, purchases and sales of investment securities, other than short-term investments and short-term U.S. Government obligations were as follows:

|  | Income Fund | Equity Fund | Small-Mid Cap Fund | MicroCap Fund | Special Opportunity Fund |
|---|---|---|---|---|---|
| **Purchases** |  |  |  |  |  |
| U.S. Government Obligations | $ - | $ - | $ - | $ - | $ - |
| Other | $29,199,452 | $ 2,665,070 | $ 47,107,376 | $ 3,049,906 | $ 9,521,733 |
| **Sales** |  |  |  |  |  |
| U.S. Government Obligations | $ - | $ - | $ - | $ - | $ - |
| Other | $28,257,808 | $ 4,415,748 | $ 12,482,333 | $ 2,059,643 | $ 10,739,448 |

At December 31, 2013, the costs of securities for federal income tax purposes were $23,062,044, $6,407,916, $36,409,234, $9,200,614, and $8,152,118 for the Income Fund, Equity Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund respectively.

# FINANCIAL REVIEW

As of December 31, 2013, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

|  | Income Fund | Equity Fund | Small-Mid Cap Fund | MicroCap Fund | Special Opportunity Fund |
|---|---|---|---|---|---|
| Gross Appreciation | $ 564,066 | $ 3,806,208 | $ 8,822,649 | $ 3,434,836 | $ 2,470,706 |
| Gross (Depreciation) | (1,433,175) | (73,975) | (474,752) | (666,170) | (510,050) |
| Net App. (Dep.) on Investments | $ (869,109) | $ 3,732,233 | $ 8,347,897 | $ 2,768,666 | $ 1,960,656 |

## NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the year ended December 31, 2013 is as follows:

|  | Income Fund Class C | Income Fund Class I | Equity Fund Class C | Equity Fund Class I |
|---|---|---|---|---|
| Ordinary income | $ 542,852 | $ 431,256 | $ - | $ - |
| Short-term capital gain | - | - | - | - |
| Long-term capital gain | - | - | - | - |
| Return of capital | 400,955 | 318,530 | - | - |
|  | $ 943,807 | $ 749,786 | $ - | $ - |

|  | Small-Mid Cap Fund Class C | Small-Mid Cap Fund Class I | MicroCap Fund Class C | MicroCap Fund Class I |
|---|---|---|---|---|
| Ordinary income | $ 16,738 | $ 702,745 | $ 6,049 | $ 82,618 |
| Short-term capital gain | - | - | - | - |
| Long-term capital gain | - | - | 51,790 | 707,298 |
| Return of capital | - | - | - | - |
|  | $ 16,738 | $ 702,745 | $ 57,839 | $ 789,916 |

|  | Special Opportunity Fund Class C | Special Opportunity Fund Class I |
|---|---|---|
| Ordinary income | $ - | $ - |
| Short-term capital gain | - | - |
| Long-term capital gain | 83,740 | 39,769 |
| Return of capital | - | - |
|  | $ 83,740 | $ 39,769 |

# FINANCIAL REVIEW

The tax character of distributions paid during the year ended December 31, 2012 is as follows:

|  | Income Fund Class C | Income Fund Class I | Equity Fund Class C | Equity Fund Class I |
|---|---|---|---|---|
| Ordinary income | $ 927,935 | $ 565,033 | $ - | $ - |
| Short-term capital gain | - | - | - | - |
| Long-term capital gain | - | - | - | - |
| Return of capital | - | - | - | - |
|  | 927,935 | $ 565,033 | $ - | $ - |

|  | MicroCap Fund Class C | MicroCap Fund Class I | Special Opportunity Fund Class C | Special Opportunity Fund Class I |
|---|---|---|---|---|
| Ordinary income | $ - | $ - | $ 3,660 | $ 2,062 |
| Short-term capital gain | 5,786 | 39,611 | - | - |
| Long-term capital gain | 52,121 | 356,778 | - | - |
| Return of capital | - | - | - | - |
|  | $ 57,907 | $ 396,389 | $ 3,660 | $ 2,062 |

As of December 31, 2013, the components of distributable earnings on a tax basis were as follows:

|  | Income Fund | Equity Fund | Small-Mid Cap Fund | MicroCap Fund | Special Opportunity Fund |
|---|---|---|---|---|---|
| Accumulated undistributed ordinary income | $ - | $ - | $ 136,684 | $ 54,675 | $ - |
| Accumulated undistributed capital gain (capital loss carry forward) | (512,900) | (711,842) | - | 104,802 | 184,643 |
| Unrealized appreciation (depreciation) | (869,109) | 3,732,233 | 8,347,896 | 2,768,666 | 1,960,656 |
|  | $(1,382,009) | $3,020,391 | $8,484,580 | $2,928,143 | $ 2,145,299 |

# FINANCIAL REVIEW

## NOTE 7. CAPITAL LOSS CARRYFORWARDS

At December 31, 2013, the Funds had available for federal purposes, the following unused capital loss carry forwards.

| Expiration Date | Income Fund | Equity Fund | Small-Mid Cap Fund | MicroCap Fund | Special Opportunity Fund |
|---|---|---|---|---|---|
| 2017 | $ 512,900 | $ 711,842 | $ - | $ - | $ - |
| Total | $ 512,900 | $ 711,842 | $ - | $ - | $ - |

During the year ended December 31, 2012, the Income Fund utilized $173,199 of its capital loss carryforward, the Equity Fund utilized $864,088 of its capital loss carryforward, and the Special Opportunity fund utilized $916,667 of its capital loss carryforward.

## NOTE 8. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2013, Pershing & Company owned, for the benefit of its customers, the following percentages of the outstanding shares:

| | |
|---|---|
| Income Fund | 94.68% |
| Equity Fund | 95.66% |
| Small-Mid Cap Fund | 70.81% |
| MicroCap Fund | 94.21% |
| Special Opportunity Fund | 97.31% |

**PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)**

# FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2013

The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

**PROXY VOTING (UNAUDITED)**

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

**ADVISORY RENEWAL AGREEMENT (UNAUDITED)**

At a Board meeting held on August 20, 2013, the continuation, for an additional year, of the Management Agreement dated November 1, 2006 between the Funds and Ancora Advisors, LLC (the "Advisor") was voted on.

In order to fulfill their fiduciary duties pursuant to Section 15 of the 1940 Act, the Trustees reviewed the Management Agreement between the Trust and the Advisor pursuant to which the Advisor provides investment advisory services to each of the Funds. The Board was provided a copy of the Management Agreement and a memorandum of counsel to the Trust outlining the duties of the Board with respect to approval of continuation of the Management Agreement. The Advisor presented the Board with, among other things, materials showing management fees paid by comparable funds and the profitability of the Management Agreement for the Adviser. The Trustees had previously been provided with the Advisor's Brochure on file with the SEC.

In determining whether to approve the continuation of the Agreement, the Board, including the Interested Trustees, considered the fairness and reasonableness of the terms of the Agreement with respect to each Fund. The Board considered the factors discussed below, among others. No single factor determined whether the Board approved the continuation of the Agreement. Instead, the Board made its decision based on a totality of the circumstances.

<u>Nature, Extent and Quality of Services</u>. The Board concluded that the Advisor has a high level of expertise in managing assets of the type held by the Funds and that the

# FINANCIAL REVIEW

services that have been provided by the Advisor to the Funds are of high quality. The Board noted in particular the high quality of the Advisor's management working on Fund matters.

With respect to Ancora Income Fund, the Board considered that the Fund is actively managed compared to other income funds. The Board also noted that the Advisor seeks to obtain better results than a typical income fund might expect by diligently seeking out convertible securities and closed-end funds that become available at a price lower than their underlying value. With respect to Ancora/Thelen Small-Mid Cap Fund, Ancora Equity Fund, Ancora MicroCap Fund and Ancora Special Opportunity Fund, the Board considered that these Funds are actively managed. With respect to the Ancora/Thelen Small-Mid Cap Fund and the MicroCap Fund, the Board noted that the Advisor and Portfolio Managers have considerable experience and a very positive reputation with respect to investing in such stocks.

The Board also noted the benefit to the Funds of the research capabilities and professional expertise of the Ancora organization as a whole.

Comparisons. The Board also reviewed information regarding management fees charged by advisers to other smaller funds. This chart showed that the 1.0% management fee charged to the Funds is equal to or below the fees paid by many other comparably sized funds. In light of these comparisons, the Board concluded that the terms of the Agreement are fair and reasonable. The Board also noted that the Advisor does not benefit from any "soft dollar" or similar arrangements with respect to the Funds.

The Board also considered the management fee waivers for the Small-Mid Cap Fund, Income Fund and MicroCap Fund.

Investment Performance. The Board also discussed the investment performance of the Funds for various periods since inception, including Morningstar ratings. Overall, the Board determined that the performance of the Funds has been satisfactory.

Cost and Profitability. The Board also considered the profitability of the Agreement to the Advisor. The Board noted that the Funds are not expected to have substantial assets for some time, and, therefore, it is not anticipated that the Agreement will be particularly profitable to the Advisor. The Board reviewed cost data showing that the profits made by the Adviser in respect of its activities on behalf of the Funds were quite modest. The Board noted that at this time the Advisor's compensation is not high relative to the experience of the Advisor and the nature and quality of the services performed by the Advisor.

Economies of Scale. The Board noted that at this time, the fee structure does not account for the benefit of economies of scale because the Funds have insufficient assets for economies of scale to be realized. Currently, the fee structure provides for a flat percentage rate. Once assets under management grow to substantially higher levels, economies of scale may begin to take effect and benefit the Advisor. At such future time,

# FINANCIAL REVIEW

it may be appropriate for the Board to review the fee structure to determine whether the management fees as a percent of assets under management might be reduced. The Board noted that any such discussion was premature at this time since assets would have to grow substantially above current levels before economies of scale would be realized for the Advisor. Again, the management fee waiver discussed above was considered.

Other Factors. The Board also noted that the Management Agreement is terminable by either party on 60 days notice. The Board noted that, under the requirements of the 1940 Act, it would regularly review the terms of the Agreement in light of changing conditions and seek to amend or terminate the Agreement as necessary.

After its consideration of the above, the Board concluded that the terms of the Management Agreement are fair and reasonable and in the best interests of each Fund and its respective shareholders.

# FUND EXPENSES

**ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)**

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2013 to December 31, 2013.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

# FUND EXPENSES

**ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) (CONTINUED)**

| Ancora Income Fund | Beginning Account Value | Ending Account Value | Expenses Paid During the Period* |
|---|---|---|---|
| | July 1, 2013 | December 31, 2013 | July 1, 2013 to December 31, 2013 |
| **Actual** | | | |
| Class C | $1,000.00 | $968.69 | $9.68 |
| Class I | $1,000.00 | $972.88 | $6.39 |
| **Hypothetical (5% Annual Return before expenses)** | | | |
| Class C | $1,000.00 | $1,015.38 | $9.91 |
| Class I | $1,000.00 | $1,018.73 | $6.54 |

*Expenses are equal to the Fund's annualized expense ratio of 1.95% and 1.285%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

| Ancora Equity Fund | Beginning Account Value | Ending Account Value | Expenses Paid During the Period* |
|---|---|---|---|
| | July 1, 2013 | December 31, 2013 | July 1, 2013 to December 31, 2013 |
| **Actual** | | | |
| Class C | $1,000.00 | $1,164.99 | $13.86 |
| Class I | $1,000.00 | $1,170.02 | $9.79 |
| **Hypothetical (5% Annual Return before expenses)** | | | |
| Class C | $1,000.00 | $1,012.40 | $12.88 |
| Class I | $1,000.00 | $1,016.18 | $9.10 |

* Expenses are equal to the Fund's annualized expense ratio of 2.54% and 1.79%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

| Ancora/Thelen Small Mid Cap Equity Fund | Beginning Account Value | Ending Account Value | Expenses Paid During the Period* |
|---|---|---|---|
| | July 1, 2013 | December 31, 2013 | July 1, 2013 to December 31, 2013 |
| **Actual** | | | |
| Class C | $1,000.00 | $1,187.13 | $12.02 |
| Class I | $1,000.00 | $1,192.52 | $7.68 |
| **Hypothetical (5% Annual Return before expenses)** | | | |
| Class C | $1,000.00 | $1,014.22 | $11.07 |
| Class I | $1,000.00 | $1,018.20 | $7.07 |

* Expenses are equal to the Fund's annualized expense ratio of 2.18% and 1.39%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

# FUND EXPENSES

**ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) (CONTINUED)**

| Ancora MicroCap Fund | Beginning Account Value | Ending Account Value | Expenses Paid During the Period* |
|---|---|---|---|
| | July 1, 2013 | December 31, 2013 | July 1, 2013 to December 31, 2013 |
| **Actual** | | | |
| Class C | $1,000.00 | $1,150.47 | $13.98 |
| Class I | $1,000.00 | $1,155.15 | $8.69 |
| **Hypothetical (5% Annual Return before expenses)** | | | |
| Class C | $1,000.00 | $1,012.20 | $13.09 |
| Class I | $1,000.00 | $1,017.14 | $8.13 |

\* Expenses are equal to the Fund's annualized expense ratio of 2.58% and 1.60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

| Ancora Special Opportunity Fund | Beginning Account Value | Ending Account Value | Expenses Paid During the Period* |
|---|---|---|---|
| | July 1, 2013 | December 31, 2013 | July 1, 2013 to December 31, 2013 |
| **Actual** | | | |
| Class C | $1,000.00 | $1,073.37 | $13.54 |
| Class I | $1,000.00 | $1,077.49 | $9.64 |
| **Hypothetical (5% Annual Return before expenses)** | | | |
| Class C | $1,000.00 | $1,012.15 | $13.14 |
| Class I | $1,000.00 | $1,015.93 | $9.35 |

\* Expenses are equal to the Fund's annualized expense ratio of 2.59% and 1.84%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

# TRUSTEES, OFFICERS, & SERVICE PROVIDERS

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

**(CONTINUED)**

[2] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Ancora Securities, Inc. Member FINRA/SIPC